Exhibit 99.3

The Descartes Systems Group Inc.

Annual Meeting of Shareholders

to be held on

May 30, 2013

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual Meeting of Shareholders (“Notice of Meeting”)
Thursday, May 30, 2013

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, May 30, 2013, in the Heritage Room at The Waterloo Inn Conference Hotel at 475 King Street North, Waterloo, Ontario, Canada at 11:00 a.m. (Eastern time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2013, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4.
to consider and, if thought advisable, pass an ordinary resolution confirming the amendment of the Corporation's by-laws that was effected by the Corporation’s Board of Directors on April 28, 2013; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 30, 2013 will be eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Waterloo, Ontario time) on May 29, 2013 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on April 30, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

J. Scott Pagan
Chief Corporate Officer and Corporate Secretary

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Thursday, May 30, 2013

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, May 30, 2013 at 11:00 a.m. (Eastern time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 11:00 a.m. (Eastern time) on May 29, 2013 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, on any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (866) 249-7775.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation’s expense. The Corporation is not distributing copies of this Circular and accompanying Notice of Meeting directly to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 883-4442, at any time up to and including May 29, 2013, or in the case of any adjournment of the Meeting, on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for, against or withheld from voting, as applicable, in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy with respect to a particular identified matter, the Common Shares represented by the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons pursuant to such discretionary authority.

VOTING OF SHARES

As at April 30, 2013, the Corporation had 62,698,240 Common Shares issued and outstanding, each entitling the holder to one vote. The board of directors (the “Board” or the “Board of Directors”) has fixed April 30, 2013 as the record date for the Meeting. Shareholders of record at the close of business on April 30, 2013 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

A quorum for the transaction of business at the Meeting shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding Common Shares entitled to vote at the Meeting. A quorum is required only at the opening of the Meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted on at the Meeting. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of each of the matters identified in the accompanying Notice of Meeting that will be submitted to a vote at the Meeting.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at April 30, 2013, no person or company beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the noon foreign exchange rate on January 31, 2013, the last business day of fiscal 2013. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$0.9992.

MATTERS TO BE ACTED UPON AT THE MEETING

1.           Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2013 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.           Election of Directors

The number of directors to be elected at the Meeting is seven. Under the Corporation’s current by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

The Board has adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will promptly consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the Corporate Governance Committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee or Board deliberations on the resignation offer.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, certain information, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Stock Options
David Anderson, B.A., Ph.D. Biddeford, Maine, U.S.A. Chair of the Compensation Committee Member of the Nominating Committee	2011	5,000	6,245	7,393	0	0	0

Since 2003, Dr. Anderson has served as managing director of Supply Chain Ventures, LLC, a venture capital and consulting company specializing in marketing, sales and operations software investing. Prior to founding Supply Chain Ventures, from 1990 to 2002, Dr. Anderson was a managing partner at Accenture, a global management consulting, technology services and outsourcing company where he was instrumental in building Accenture’s supply chain management practice in North America, Asia and Europe. Before joining Accenture, Dr. Anderson previously served as a vice president in charge of logistics consulting of Temple, Barker & Sloane, Inc. (now Oliver Wyman) and a vice president of Data Resources, Inc. (now part of IHS/Global Insights, Inc.). Dr. Anderson is a Fellow of the Chartered Institute of Logistics and Transport in the United Kingdom and a Member of the Supply Chain Management Professionals in the United States. Dr. Anderson serves on the board of directors of privately-owned U.S. corporations Aiko Biotechnology and Steelwedge Software, Inc., serves as Chairman of Control Group, Inc. and as a director of ActualMeds Corp. Dr. Anderson has been awarded a Bachelor of Arts degree from the University of Connecticut and a Doctor of Philosophy degree in econometrics and finance from Boston College. From December 2006 to October 2009, Dr. Anderson was a director of New Vine Logistics, Inc. (“New Vine”). New Vine was a privately-held provider of fulfillment and compliance solutions for direct-to-consumer winery shipments. In July 2009, Inertia Beverage Group, a senior debt holder in New Vine, foreclosed on its debt and then subsequently acquired all of the assets of New Vine in a public auction. On October 23, 2009 New Vine filed a voluntary petition for liquidation under Chapter 7 in the US Bankruptcy Court for the Northern District of California.

David I. Beatson Hillsborough, California, U.S.A. Member - Audit Committee Member - Compensation Committee	2006	5,252	14,049	3,743	0	0	0

Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay-Area consulting firm focusing on strategic planning and mergers and acquisitions. From December 2006 to September 2012, Mr. Beatson was Chief Executive Officer of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and Chief Executive Officer of Circle International Group, Inc., a global transportation and logistics company, and as President and Chief Executive Officer of US-based air and ocean freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Stock Options
Eric Demirian, B.BM., C.G.A., C.A. Toronto, Ontario, Canada Chair - Audit Committee Member Corporate Governance Committee	2011	10,000	6,245	7,393	0	0	0

Mr. Demirian is a Chartered Accountant and Certified General Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies. Prior to Mr. Demirian’s position at Parklea, he held the position of executive vice president of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PriceWaterhouseCoopers LLP where he was a partner and head of the Information and Communication Practice. Mr. Demirian serves on the board and is chair of the audit committee of Enghouse Systems Ltd. (TSX:ESL), and is a director and chair of the audit committee of Imax Corporation (NYSE:IMAX, TSX:IMX). Mr. Demirian is a former director and chair of the audit committee of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010).

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Member Corporate Governance Committee	2000	5,000	16,097	3,743	0	0	0

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising issuers, investors and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies, and is a member of the Securities Advisory Committee to the Ontario Securities Commission.

Arthur Mesher Waterloo, Ontario, Canada Chairman of the Board Chief Executive Officer	2005	18,047	0	100,791	80,808	101,414	737,408

Mr. Mesher is the Chairman of the Board and Chief Executive Officer of the Corporation (the “CEO”). Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining the Corporation, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies. Mr. Mesher has served as CEO since 2004 and, in June 2011, was also appointed Chairman of the Board. Mr. Mesher also serves on the board of directors, compensation committee and corporate governance committee of QHR Technologies Inc. (TSX:QHR).

John J. Walker, C.P.A. Wyckoff, New Jersey, U.S.A. Member - Audit Committee Member - Nominating Committee	2011	0	5,025	6,964	0	0	0

Mr. Walker is a corporate director who was appointed to the Board and Audit Committee in September 2011. Mr. Walker is a Certified Public Accountant and a Chartered Global Management Accountant, with twenty-one years of experience as a Chief Financial Officer with both public and private companies. Most recently, he served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their investor and business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker started his career in the New York office of Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Stock Options
Stephen Watt, Ph.D., D.Sc. h.c., ICD.D London, Ontario, Canada Lead Director Member - Compensation Committee Chair Corporate Governance Committee Chair -Nominating Committee	2001	7,932	59,402	3,743	0	0	0

Dr. Watt has been a professor at the University of Western Ontario since 1997, where he was chair of the department of Computer Science from 1997 to 2002 and has directed the Ontario Research Centre for Computer Algebra since 1999.  Prior to joining UWO, Dr. Watt held positions at the IBM T.J. Watson Research (USA), the University of Nice and INRIA (France). Dr. Watt has also served as a director of Waterloo Maple Inc. and of the Fields Institute for Research in Mathematical Sciences. In 2012, Dr. Watt joined the board of directors of Waste Diversion Ontario, a corporation that oversees Ontario’s recycling programs.  Dr. Watt served as Chairman of the Board of the Corporation from September 2003 to May 2007. Dr. Watt was appointed Lead Director in June 2011.

3.	Re-appointment of Auditors and Authorization of Board of Directors to fix the Remuneration of the Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte LLP, Independent Registered Chartered Accountants and Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. Deloitte LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2013 (“fiscal 2013”) and the fiscal year ended January 31, 2012 (“fiscal 2012”), the Corporation incurred the fees set out below for the services of Deloitte LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada closing foreign exchange rate on the last business day of the applicable fiscal period.

Audit Fees
Audit fees incurred with Deloitte LLP were approximately $542,626 for fiscal 2013 as compared to $598,756 for fiscal 2012. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements and the accompanying attestation report regarding the Corporation’s internal control over financial reporting contained in the Corporation’s Annual Report on Form 40-F, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees
Audit-related fees incurred with Deloitte LLP were approximately $79,904 for fiscal 2013 as compared to $19,918 for fiscal 2012. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards.

Tax Fees
No tax fees were incurred with Deloitte LLP for either fiscal 2013 or fiscal 2012.

        All Other Fees
No other fees were incurred with Deloitte LLP for either fiscal 2013 or fiscal 2012.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the Board to fix the auditors’ remuneration.

4.	Confirmation of By-Law Amendment

At the Meeting, shareholders will be requested to consider and, if thought advisable, pass an ordinary resolution confirming the amendment of the Corporation's by-laws that was effected by the Board on April 28, 2013 (the “Amended By-Law”).

The following summarizes the reasons for amending the Corporation's by-laws and is qualified in its entirety by reference to the full text of the Amended By-Law. The Amended By-Law can be found at www.sedar.com and www.sec.gov and, with changes noted, at the Corporation’s website at www.descartes.com.

•
to provide for advance notice of nominations of directors (the “Advance Notice Amendments”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (“CBCA”) or a shareholder proposal made pursuant to the provisions of the CBCA. The Advance Notice Amendments fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board, which deadlines are applicable in respect of the Meeting. The Advance Notice Amendments also stipulate that certain information about any proposed nominee be included in such a notice in order for it to be valid. The purpose of the Advance Notice Amendments is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Amendments should assist in facilitating an orderly and efficient meeting process;

•
to revise the quorum provision for the transaction of business at any meeting of shareholders to provide that a quorum shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding Common Shares entitled to vote at the meeting;

•
to revise the quorum provision for the transaction of business at any meeting of the Board to provide that a majority of directors then in office must be present, subject to the existing requirements pertaining to the Canadian residency of such directors;

•
to provide flexibility regarding the registration of transfers of Common Shares by permitting the transfer of shares registered in a securities register upon compliance with the reasonable requirements of the Corporation and its transfer agent;

•
to amend the provisions respecting indemnification of directors and officers of the Corporation and certain other persons to permit the Corporation to indemnify certain persons as is required or permitted by law; and

•	to implement changes of a “house-keeping” nature.

The text of the resolution confirming the Amended By-Law to be submitted to shareholders at the Meeting is set forth below (the “By-Law Amendment Resolution”):

“RESOLVED that

1.
the amendments to By-Law 1 of the Corporation (the “Amended By-Law”), are hereby approved, ratified and confirmed, and the Amended By-law is hereby ratified and confirmed as a by-law of the Corporation; and

2.
any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do all acts and things, as such director or officer may determine necessary or advisable to carry out the terms of the foregoing.”

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the By-law Amendment Resolution.

5.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

SECURITY-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2013 and April 30, 2013, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of Common Shares to be issued under equity compensations plans to employees, directors and others as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2013 (62,654,284) and April 30, 2013 (62,698,240).

Plan Category	Plan	As of	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights(3) (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights(4) ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(3) (#)
Equity compensation plans approved by shareholders (1)	1998 Stock Option Plan	January 31, 2013	2,496,161 (4.0%)	Cdn.$4.32	185,418 (0.3%)
	PRSU Plan		397,941 (0.6%)	N/A	689,559 (1.1%)
	1998 Stock Option Plan	April 30, 2013	2,167,961 (3.5%)	Cdn.$4.31	185,418 (0.3%)
	PRSU Plan		700,974 (1.1%)	N/A	386,526 (0.6%)
Equity compensation plans not approved by shareholders(2)	ViaSafe Option Plan	January 31, 2013	14,000 (<0.1%)	Cdn.$4.25	–
	ViaSafe Option Plan	April 30, 2013	–	–	–
TOTAL		January 31, 2013	2,908,102 (4.6%)	Cdn.$4.32	874,977 (1.4%)
		April 30, 2013	2,868,935 (4.6%)	Cdn.$4.31	571,944 (0.9%)

(1) The Corporation’s 1998 Stock Option Plan and the PRSU Plan, each of which is described in more detail below, are the only equity compensation plans that have been approved by shareholders.
(2) The Corporation has an employee stock option plan not approved by shareholders, as described in more detail below.
(3) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for grants that have been made as of April 30, 2013. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The number of Common Shares to be issued upon redemption of outstanding PSUs assumes a 2.0 adjustment factor.
(4) RSUs and PSUs issued under the PRSU Plan are excluded from the total calculation of weighted-average exercise price.

1998 Shareholder Approved Stock Option Plan

Eligible participants (“Participants”) under the Corporation’s 1998 Stock Option Plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board. As at each of January 31, 2013 and April 30, 2013, the aggregate number of options outstanding pursuant to the 1998 Stock Option Plan were 2,496,161 and 2,167,961, respectively, and the aggregate number of options remaining available for future issuance were 185,418 and 185,418, respectively. The aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis). No options may be granted to any non-employee director if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-employee directors exceeding 0.75% of the issued and outstanding Common Shares.

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following the end of such trading black-out.

The Board amended the 1998 Stock Option Plan on July 5, 2012 to provide for the issuance of Share Appreciation Rights (“SAR”s) in tandem with options. Shareholder approval for such amendment was not required under the 1998 Stock Option Plan or pursuant to the rules of the Toronto Stock Exchange (the “TSX”) or NASDAQ and therefore was not sought. Under the terms of the 1998 Stock Option Plan, each SAR entitles the holder to surrender to the Corporation, unexercised, the right to subscribe for a Common Share pursuant to the related option and receive from the Corporation cash in an amount equal to the fair market value of a Common Share on the date the SAR is exercised minus the exercise price under the related option, net of applicable withholding taxes and other source deductions. For this purpose, fair market value of a Common Share is deemed to be the amount that would be the exercise price of an option covering such Common Share, if such option were granted on the date of exercise of the SAR. The Corporation may, if authorized by the Board in its discretion, in lieu of all or a portion of the cash amount that would be payable to a holder of a SAR in respect of the exercise of one or more SARs, issue to such holder Common Shares equal to the number produced by dividing the amount that would be payable in cash in respect of the exercise of such SARs by the amount that would be the fair market value of a Common Share on the date of exercise of the SARs, rounded down to the next whole Common Share.

Each unexercised SAR terminates when the related option is exercised or the option terminates. Upon each exercise of a SAR in respect of a Common Share covered by an option such option shall be cancelled in respect of such Common Share and shall be of no further force or effect. If any option is cancelled in connection with the exercise of the related SAR, the aggregate number of Common Shares that may be issued pursuant to the 1998 Stock Option Plan shall be reduced by the number of Common Shares underlying such cancelled options.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options, other than to a personal retirement savings plan, is permitted.

While the 1998 Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not granted any such financial assistance in the past and has no current intention to do so in the future.

The Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant.

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares in respect of which the options may be granted under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the 1998 Stock Option Plan or to any one insider of the Corporation and the insider’s associates; (iv) any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation or for issuance to insiders within a one-year period; (v) any amendment that would increase the maximum term of an option granted under the 1998 Stock Option Plan; (vi) any amendment that would extend the expiry date of any outstanding option, except in the case of termination of an employee in which case no option will be extended beyond the expiry date specified at the time of grant; (vii) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan); (viii) any amendment that would allow an option to be cancelled and re-issued to the same person at a lower exercise price; (ix) any amendment that would reduce the exercise price of an outstanding option; (x) any amendment that would permit assignments to persons not currently permitted under the 1998 Stock Option Plan; (xi) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; (xii) any amendment that would allow the Board to reduce the aggregate number of Common Shares that may be issued under the 1998 Stock Option Plan in respect of the exercise of a SAR by less than one whole Common Share; and (xiii) any amendment that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Any amendment to the 1998 Stock Option Plan other than those listed above may be made by the Board without shareholder approval, including, without limitation, amendments relating to (i) the vesting provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (ii) the early termination provisions of the 1998 Stock Option Plan or any option granted under the 1998 Stock Option Plan; (iii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of Participants, and the subsequent amendment of any such provision which is more favourable to such Participants; (iv) the suspension or termination of the 1998 Stock Option Plan; (v) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ). Any such amendments remain subject to any approval required by the rules of any stock exchange on which the Common Shares are listed and other requirements of applicable law.

As of April 30, 2013, an aggregate of 6,301,408 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 10.05% of the 62,698,240 Common Shares outstanding as of April 30, 2013.

PRSU Plan

On April 30, 2012, the Board adopted the Performance and Restricted Share Unit Plan (the “PRSU Plan”) pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) (RSUs and PSUs are collectively referred to as “Share Units”). The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. Non-employee directors are not eligible to participate in the PRSU Plan. The PRSU Plan received shareholder approval at the Annual and Special Meeting of Shareholders of the Corporation held on May 31, 2012. As of April 30, 2013, there were 240,082 PSUs and 220,810 RSUs issued and outstanding pursuant to the PRSU Plan.

The maximum number of Common Shares available for issuance under the PRSU Plan is 1,087,500 Common Shares, representing 1.73% of the issued and outstanding Common Shares as at April 30, 2013; provided that Common Shares reserved for issuance pursuant to Share Units that are terminated or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan; and also provided that Common Shares underlying Share Units that are redeemed for cash will not again be available for issuance under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options and/or under any other security-based compensation arrangement of the Corporation to any one person shall not exceed 5% of the issued and outstanding securities of the Corporation; (ii) the number of Common Shares issued to any insider or that insider's associates under the PRSU Plan and/or under any other security-based compensation arrangement of the Corporation shall not exceed 5% of the issued and outstanding securities of the Corporation within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the PRSU Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the individuals to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the PRSU Plan; establish conditions to the vesting of Share Units; set, waive, and amend performance targets; and make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

The Board may award Share Units to any eligible person and an eligible person may elect to defer compensation to be received under the Corporation's annual incentive program in the form of RSUs, by delivering to the Corporation an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned.  Such eligible person will be awarded the number of RSUs determined by dividing the dollar amount of incentive compensation to be deferred by the “Fair Market Value” (as defined below) as at the award date.

Each Share Unit granted to a participant under the PRSU Plan is credited to the participant’s share unit account.  From time to time, a participant’s share unit account will be credited with dividend share units in the form of additional PSUs (“Dividend PSUs”) or additional RSUs (“Dividend RSUs”) (Dividend PSUs and Dividend RSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which dividends are paid in the ordinary course on Common Shares. Such Dividend PSUs and Dividend RSUs are computed as the amount of any such dividend declared and paid per Common Share multiplied by the number of PSUs and RSUs, as applicable, recorded in the participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value as at the dividend payment date.

“Fair Market Value” for these purposes means the volume weighted average trading price of a Common Share on the principal stock exchange on which the Common Shares are traded for the five trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the five day period divided by the total number of Common Shares traded over the five day period on that exchange).

Each RSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

Each PSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date are the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out in the relevant grant agreement. The adjustment factor, which ranges from 0.0 to 2.0 for grants that have been made as of April 30, 2013, is determined based on the relative performance of the Corporation with respect to a group of comparator companies determined by the Compensation Committee.

Canadian participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. U.S. participants shall elect to redeem vested Share Units on a fixed date or dates after the date the Share Units become vested and on or before the expiry date in accordance with the terms of the PRSU Plan. A participant who does not elect an early redemption date as specified under the PRSU Plan shall have vested Share Units redeemed on their expiry date. The expiry date for Share Units is determined by the Compensation Committee for each applicable grant.

The Corporation redeems each Share Unit elected to be redeemed by a participant on the applicable redemption date by (i) issuing to the participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings (as defined in the PRSU Plan); or (ii) at the election of the participant and subject to the consent of the Corporation, paying the participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

In the event a participant’s employment is terminated due to resignation by the participant or by the Corporation for just cause, the participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units which are not vested at the participant’s termination date.  All vested Share Units will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the Corporation without just cause, a pro-rata portion of the participant’s unvested PSUs and Dividend PSUs will vest immediately prior to the participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one.  Similarly, if the participant's employment is terminated by the Corporation without just cause, a pro-rata portion of the participant's unvested RSUs and Dividend RSUs will vest immediately prior to the participant's termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The participant’s vested PSUs and RSUs will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the death or disability of the participant or the participant ceases to be employed due to retirement, all of the participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

In the event that employment of a participant is terminated by the Corporation without just cause or if the participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Corporation or a significant change in directors of the Corporation, all of the participant's Share Units and related Dividend Share Units as applicable will vest immediately prior to the participant’s termination date, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. If any provision of the PRSU Plan contravenes U.S. Internal Revenue Code (the “US Tax Code”) Section 409A, the Compensation Committee may, in its sole discretion and without the U.S. participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Tax Code Section 409A, or to avoid incurring taxes, interest or penalties under US Tax Code Section 409A, and otherwise; (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. participant of the applicable provision without materially increasing the cost to the Corporation or contravening US Tax Code Section 409A.  However, shareholder approval (by a majority of votes cast) is required for:

(i)	amendments to the number of Common Shares issuable under the PRSU Plan;
(ii)	any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(v)	amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; and
(vi)	amendments to the amending provision within the PRSU Plan.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

No new awards of Share Units may be made under the PRSU Plan after April 30, 2022, being the tenth anniversary of the PRSU Plan’s effective date.

Non-Shareholder Approved Stock Option Plan

The Corporation assumed the ViaSafe Amended and Restated Stock Option Plan (the “ViaSafe Option Plan”) in connection with its acquisition of ViaSafe Inc. in April 2006. The ViaSafe Option Plan is substantially similar to the 1998 Stock Option Plan. Grants made pursuant to the ViaSafe Option Plan vest in equal installments over a period of five years from the date of the grant, and expire seven years from the date of the grant. No grants have been made pursuant to the ViaSafe Option Plan subsequent to the completion of the acquisition. As of April 30, 2013, there were no options outstanding pursuant to the ViaSafe Option Plan.

Directors’ DSU Plan

The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

Cash-settled RSU Plan

The Corporation adopted a cash-settled restricted share unit plan (the “CRSU Plan”) effective May 23, 2007. Pursuant to the CRSU Plan, full-time employees and outside directors are eligible to receive cash-settled restricted share units (“CRSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested CRSU, with each CRSU having a value equal to the market price of the Common Shares, which under the CRSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the CRSUs may be set out in a separate grant agreement, provided that all CRSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of CRSUs relates were rendered. Vested CRSUs must be paid out by the Corporation within 30 days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the CRSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the CRSU Plan. The Corporation may amend the CRSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in CRSUs granted prior to the date of amendment without the consent of the participant.

COMPENSATION

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) is comprised of David Anderson (Chair), David I. Beatson and Stephen Watt. Each member of the Compensation Committee is an independent director and none of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

In addition to each Compensation Committee member’s general business background, senior management experience and involvement with other companies (see biographical information under “Matters to be Acted Upon at the Meeting – 2. Election of Directors”), Mr. Beatson and Dr. Watt have many years of experience on the Compensation Committee (with Mr. Anderson being appointed to the Compensation Committee in June 2011). The following further, direct experience of the members of the Compensation Committee in the design, implementation or oversight of compensation programs is also relevant to their responsibilities in executive compensation, and the members of the Compensation Committee draw upon this experience, as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Corporation’s compensation policies and practices:

David Anderson, B.A., Ph.D. – Mr. Anderson is Chair of the Compensation Committee. As a former partner at Accenture, Mr. Anderson served on various Accenture practice, industry and global-level partner compensation committees over the course of a decade. In his role as managing director at Supply Chain Ventures, LLC, Mr. Anderson has worked with executive compensation consultants to determine executive officer compensation and equity ownership levels at several technology companies. Mr. Anderson has also advised early-stage technology companies on executive compensation, retention, succession planning and equity compensation structures.

David I. Beatson, – Mr. Beatson formerly served as the Chair of the Compensation Committee. In Mr. Beatson’s executive roles at GlobalWare Solutions, Panalpina, Circle International and Emery Worldwide, Mr. Beatson was actively involved in designing, establishing, implementing and adjusting executive compensation arrangements. In his role on the board of publicly-traded PFSweb, Mr. Beatson has reviewed and approved board and executive compensation principles, policies, plans and arrangements. Mr. Beatson also currently serves on the compensation committee of Jones & Frank, a privately-held U.S. firm, where he assists with the formulation and approval of executive compensation arrangements.

Stephen Watt, Ph.D., D.Sc. h.c., ICD.D – As a member of the Institute of Corporate Directors, Dr. Watt has participated in education sessions on executive officer performance evaluation, succession planning, executive compensation, incentive plan design and compensation committee structure and roles. Dr. Watt served on the compensation committee of Waterloo Maple Inc. from 1998-2009, during which time he was involved in establishing executive compensation and reviewing the company’s compensation policies and practices. From 1997-2002, Dr. Watt also served in various compensation review roles in respect of new and existing faculty members at the University of Western Ontario.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As of April 30, 2013, the Compensation Committee is generally responsible for, among other things:

•
reviewing and making recommendations to the Board with respect to the appointment, compensation and other terms of employment of the CEO, the chief financial officer of the Corporation (the “CFO”), all senior Management reporting directly to the CEO and all other officers appointed by the Board;

•
reviewing and making recommendations to the Board with respect to the Corporation’s compensation principles, policies and plans for Management, including the establishment of performance measures and evaluation processes;

•	reviewing and making recommendations to the Board with respect to the compensation arrangements for members of the Board;

•	reviewing, administering and interpreting equity-based compensation plans and making recommendations to the Board with respect to the grant of compensation thereunder;

•	administering and interpreting the Corporation’s equity ownership and retention policies applicable to members of the Board and senior Management;

•	reviewing the CEO’s recommendations respecting any major changes to the structure, organization and responsibilities of the CEO or senior Management;

•	reviewing the CEO’s recommendations respecting succession planning and executive development for the CEO, CFO and senior Management;

•
providing risk oversight of the Corporation’s compensation policies and practices and identifying and mitigating compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior Management; and

•	reviewing and approving certain compensation disclosures prior to their public release.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Program

The CEO, the CFO and the Corporation’s three other most highly compensated executives (collectively, the “Named Executive Officers”), who are the subject of this Compensation Discussion and Analysis, are:

•	Arthur Mesher — Chairman of the Board and CEO;
•	Stephanie Ratza — CFO;
•	Edward J. Ryan — Chief Commercial Officer;
•	J. Scott Pagan — Chief Corporate Officer and Corporate Secretary; and
•	Chris Jones — Executive Vice President, Marketing and Services.

The Compensation Committee’s oversight is designed to ensure that total compensation paid to such officers is fair and reasonable and consistent with our compensation philosophy.

Compensation Oversight Process

The Compensation Committee has responsibility for the oversight of executive compensation and makes compensation recommendations to the Board for final approval. The Compensation Committee met ten times during fiscal 2013 and, as of April 30, 2013, had met two times during fiscal 2014. Management assists in the coordination and preparation of the meeting agenda and materials for select meetings, which are reviewed and approved by the chair of the Compensation Committee. Following the approval of the chair of the Compensation Committee, meeting materials are generally delivered to the other Compensation Committee members and invitees, if any, for review in advance of each meeting.

The Compensation Committee considers the impact of tax and accounting treatment for the different types of compensation programs it approves and aims to ensure that compensation programs comply with tax, regulatory and accounting requirements in both the United States and Canada, as well as with applicable securities laws in the United States and in Canada.

The Compensation Committee considers the advice of outside compensation consultants in reviewing the Corporation’s compensation programs. Details of the Compensation Committee’s engagement of independent compensation consultants are described below in the section “Use of Compensation Consultants”.

Role of Executive Officers in the Compensation Process

The Compensation Committee makes recommendations to the Board (i) with respect to Mr. Mesher’s compensation following the process discussed above and discussion with Mr. Mesher; and (ii) with respect to all other Named Executive Officers, following the process discussed above and based on its consideration of the recommendations of Mr. Mesher. Our Board makes the final decisions with respect to the compensation of Mr. Mesher in a special session from which Management (including Mr. Mesher) is absent. Then, the chair of the Compensation Committee communicates the Board’s decisions and provides further discussion regarding compensation of executives, including Named Executive Officers, in an executive session which Management attends.

Management works with outside compensation consultants, as appropriate, by providing internal information as necessary to facilitate comparisons of our compensation programs to those programs of the Corporation’s peers and competitors.

Use of Compensation Consultants

The Compensation Committee seeks the advice of outside, independent compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by the Compensation Committee and report to the Compensation Committee. The consultants provide the Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist the Compensation Committee with respect to determining the appropriate benchmarks for each Named Executive Officer’s compensation.

The Compensation Committee has not retained compensation consultants who have provided services to Management or received fees from the Corporation for other services.

In December 2011, the Compensation Committee first retained Meridian Compensation Partners (“Meridian”) to provide advice in respect of fiscal 2013 director and executive officer compensation. Meridian had not previously been engaged by the Compensation Committee, the Corporation or any of the Corporation’s affiliates or, with respect to the Corporation or its affiliates, by any of the Corporation’s directors or members of Management. Meridian has confirmed to the Compensation Committee that it will not accept any engagement from the Corporation or any members of Management of the Corporation except with the prior written approval of the Compensation Committee. The mandate given to Meridian for fiscal 2013 included: (i) conducting a compensation-related risk review; (ii) reviewing and recommending enhancements to the Corporation’s long-term incentive plans; (iii) conducting a competitive benchmarking analysis of the Corporation’s director and executive officer compensation arrangements in respect of fiscal 2013; and (iv) reviewing this Circular.

Meridian’s fees incurred in fiscal 2013 and fiscal 2012 regarding services provided were as follows:

Fiscal year ended	Executive Compensation-Related Fees	All Other Fees
January 31, 2013	$73,404	$0
January 31, 20121	$61,916	$0
(1) Towers Watson Canada Inc. (“Towers Watson”) provided advice in connection with fiscal 2012 director and executive officer compensation. In fiscal 2012, Towers Watson received $29,844 for Executive Compensation-Related Fees. No other fees were paid to Towers Watson in fiscal 2012.

The Compensation Committee’s written charter provides that, with respect to any external compensation consultant or advisor retained by the Compensation Committee or the Board for determining executive or director compensation, the Compensation Committee must pre-approve any other services that Management has requested be provided to the Corporation or Management by such external compensation consultant or advisor or its affiliates.

Compensation Philosophy

The Compensation Committee believes that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. The Corporation’s compensation philosophy is based on three fundamental principles:

Strong link to business strategy — The Corporation’s short- and long-term goals should be reflected in our overall compensation program;

Performance-sensitive — compensation should be linked to operating performance of the organization and fluctuate with performance; and

Market-relevant — compensation programs should provide overall market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new recruits.

The Corporation’s philosophy is to act as one networked enterprise in order to achieve optimal interaction among its personnel as it operates in one business segment. Accordingly, the Corporation’s compensation packages are based primarily on results achieved by the Corporation as a whole to achieve alignment in the pursuit of the Corporation’s objectives. In addition, a minority element of the Named Executive Officers’ compensation packages is determined by their performance against individual goals that are considered by the Compensation Committee and, in the case of Named Executive Officers other than the CEO, by the CEO, in making compensation recommendations.

The Corporation’s compensation programs are designed to align a portion of Named Executive Officer compensation to longer-term shareholder goals. As a result, Named Executive Officers are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the Named Executive Officer. In addition, the Board of Directors has resolved that any Director or Named Executive Officer that seeks to specifically pledge securities held, directly or indirectly, by the Director or Named Executive Officer must first consult with the Corporation’s insider trading policy administrator with a view to determining whether or not that proposed pledge would reasonably be expected to cause that Director or Named Executive Officer’s to no longer have a meaningful aggregate equity ownership interest in the Corporation.

Compensation-related Risks

The Board provides regular oversight of the Corporation’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management.

In fiscal 2013, the Compensation Committee retained Meridian to assist it in reviewing the risks associated with the Corporation’s compensation policies and practices. In March 2013, the Compensation Committee and Board each considered Meridian’s report and the implications of the risks associated with the Corporation’s compensation policies and practices. The Compensation Committee and Board did not identify any risks from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

The Compensation Committee and Board have concluded that the Corporation has policies and practices to ensure that Named Executive Officers do not have incentives to take inappropriate or excessive risks, including the following:

•	An appropriate mix of fixed and variable compensation, and an appropriate weighting of share-based compensation;
•	An appropriate equity ownership policy for Management;
•	Quantitative and qualitative Corporation-wide metrics are used to determine the amount of awards to Named Executive Officers pursuant to the Corporation’s short-term incentive plans;
•
The Board and Compensation Committee have discretion to determine the amount, if any, of awards pursuant to the Corporation’s variable short-term incentive programs with awards historically only being made out of the Corporation’s operating profits;

•	The Corporation has an appropriate mix of relative and absolute targets pursuant to its compensation plans, that was enhanced with the approval of the PRSU Plan in fiscal 2013;
•	The Corporation makes periodic share-based compensation awards with overlapping vesting periods to retain Management and provide continual share-based exposure to the risks Management undertakes;
•	Annual incentive awards have historically been a reasonable percentage of net revenues to ensure an appropriate sharing of value created between management and shareholders;
•	There are administrative practices and safeguards in commission plans, including collection requirements prior to payment to commission plan participants;
•	Annual incentive awards are not determined until the completion of the audit of the Corporation’s consolidated annual financial statements by the Corporation’s independent auditor;
•	The insider trading policy prohibits hedging and restricts pledging of the Common Shares and Common Share-based incentives;
•	The Corporation has an organizational culture of prudent risk-taking with a practice of promoting from within the organization;
•	There is a comprehensive Code of Business Conduct and Ethics (the “Code”) and Whistleblower Policy that encourages reporting of imprudent corporate behavior;
•	The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation; and
•
One Compensation Committee member (David Beatson) is also a member of the Audit Committee, providing the Compensation Committee with an understanding of the Corporation’s enterprise risks when making its decisions in respect of compensation.

 Equity Ownership Policies

The Corporation has equity ownership policies applicable to Management (the “Management Equity Ownership Policy”) and directors (the “Director Equity Ownership Policy”). On April 28, 2013, both the Management Equity Ownership Policy and the Director Equity Ownership Policy (collectively, the “Equity Ownership Policies”) were amended.

The objective of the Management Equity Ownership Policy is to ensure that the CEO and other senior executives acquire and hold a meaningful equity ownership interest in the Corporation within a reasonable period following the effective date of the policy or the individual’s appointment to the office. Pursuant to the policy, within five years of becoming subject to the policy, the CEO is required to attain and maintain an equity ownership level of three times the CEO’s base annual salary, and the other Named Executive Officers are required to attain and maintain an equity ownership level of one times the Named Executive Officer’s base annual salary.

The objective of the Director Equity Ownership Policy is to ensure that non-Management members of the Board acquire and hold a meaningful ownership interest in the Corporation within a reasonable period following the effective date of the policy or the individual’s election or appointment to the Board. Pursuant to the policy, within five years of becoming subject to the policy, each non-Management director is required to attain and maintain an equity ownership level equal to three times the annual base retainer for serving as a director.

In determining compliance with the Equity Ownership Policies, Common Shares are included and valued at the greater of cost and Market Value at the date of measurement, CRSUs, DSUs, RSUs and PSUs are included and valued at 50% of Market Value at the date of measurement. For the purposes of the Equity Ownership Policies, “Market Value” per Common Share means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date.

During a period when a Named Executive Officer has not met the applicable equity ownership levels, the Named Executive Officer must retain 25% of the Common Shares received on the exercise of a stock option or the redemption of a CRSU, RSU or PSU and elect to convert to RSUs 25% of the proceeds received by the Named Executive Officer pursuant to the Corporation’s incentive compensation plans. During a period when a non-Management director has not met the applicable equity ownership levels, the non-Management director must elect to convert to DSUs 50% of the base annual retainer received by the director for serving on the Board and retain 25% of the Common Shares received on the exercise of options.

Compensation Objectives

The objectives of our executive compensation program are as follows:

1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.
To evaluate executive performance on the basis of key financial measurements which we believe closely measure the performance of our business, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, which are non-GAAP measures. A description and definition of Adjusted EBITDA and Adjusted EBITDA per diluted share used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income and Adjusted EBITDA per diluted share to earnings per share for fiscal 2013, is included at Schedule “A” to this Circular; and

4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers

We seek to attract and retain high performing executives by offering (a) competitive compensation; and (b) an appropriate mix and level of short-term and long-term financial incentives.

a.	Competitive Compensation

Aggregate compensation for each Named Executive Officer is designed to be competitive. We research and refer to the compensation practices of similarly situated companies in determining our compensation policy. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total compensation.

Our Compensation Committee reviews data related to compensation levels and programs of companies that are similar in size to the Corporation and operate within our market in the technology industry as one aspect of its assessment of executive compensation. The Compensation Committee’s consultant, Meridian, performed an assessment of the compensation of our Named Executive Officers for fiscal 2013. Meridian compared material elements of our compensation programs to the Comparator Group (described in more detail below). The purpose of this process was to:

•	Understand the competitiveness of current pay levels for each executive position within the Corporation relative to this comparator group;
•	Identify and understand any significant differences that may exist between existing compensation levels for the Corporation’s executives and market compensation levels; and
•	Serve as a basis for developing salary adjustments and short- and long-term incentive awards for Compensation Committee consideration.

In this research for fiscal 2013, the Compensation Committee worked with Meridian to perform a benchmark analysis with respect to all material elements of compensation, including base salary, actual and target bonus, actual and target total cash, expected value of long-term incentives and actual and target total direct compensation. Each Named Executive Officer was matched to a benchmark position in the Comparator Group with competitive results collected from each organization’s most recent proxy statement. As the Corporation’s revenues and market capitalization were estimated to be approximately $100 million and $400 million, respectively, the Comparator Group was selected to be comprised of seventeen US and Canadian publicly-traded companies with median revenues of approximately $100 million and a market capitalization of approximately $400 million and which range from one-third to three times the Corporation’s size to provide an appropriate comparator group. It was the Compensation Committee’s view that the compensation practices of such organizations may be comparable to those of the Corporation.

The comparator group (the “Comparator Group”) is as follows:

20-20 Technologies Inc.	Absolute Software Corp.	American Software
Aspen Technology	Axia Netmedia	Computer Modelling Group
Digital River Inc.	Enghouse Systems	Guidance Software Inc.
JDA Software Group	Manhattan Associates, Inc.	QLT Inc.
Smith Micro Software	Tivo	Tyler Technologies
Vasco Data Sec Int’l	Xata Corp.

b.	Mix of Short- and Long-Term Financial Incentives

To motivate our executives to achieve our short-term corporate goals, each of our Named Executive Officers was eligible for variable short-term incentives. Typically, awards made under the short-term incentive plan are made by way of cash payments or, at the election of the Named Executive Officer, in CRSUs that vest over a future period of time.

Prior to fiscal 2013, our practice was to provide long-term incentive compensation to our Named Executive Officers in the form of (i) periodic grants of stock options, which generally vested over a service period of five years, and (ii) CRSU grants which generally vested and were paid over a period of three- to five-years. These grants were in addition to any grants made upon the hiring of the Named Executive Officer. These grants were not historically subject to performance or other conditions. Commencing in fiscal 2013 with our adoption of the PRSU Plan, rather than providing long-term incentives in stock options and/or CRSUs, we have provided long-term incentive compensation to our Named Executive Officers in the form of (i) RSU grants which vest over a period of three fiscal years; and (ii) PSU grants which vest at the end of a three year performance period. The PSUs are subject to performance conditions and vest from 0% to 200% based on the total shareholder return performance of the Corporation relative to the Comparator Group.

We provide a mix of variable short- and long-term financial incentives to Named Executive Officers, with greater emphasis on long-term incentives than short-term incentives as part of the total compensation package, as appropriate. We believe that the appropriate mix of short- and long-term incentives will vary depending on the role of the Named Executive Officer and the corporate goals we wish to motivate that Named Executive Officer to achieve.

Further information regarding the determination and the mechanics of our short-term and long-term incentives is detailed in the following section, which discusses the alignment of the Named Executive Officers’ interests with the interests of Descartes’ shareholders.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. Our objective is to facilitate an increase in shareholder value through the achievement of these corporate goals under the leadership of the Named Executive Officers working in conjunction with all of our valued employees.

We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value. We believe that our focus on this compensation principle and our corporate goals during the period of Mr. Mesher’s leadership has contributed to the Corporation’s Common Share price outperforming the market indices set out below over that same period. Included below is a graph which compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, NASDAQ Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index for the Corporation’s last eight fiscal years, being the eight fiscal years since Mr. Mesher was appointed CEO.

	Jan 31, 2005	Jan 31, 2006	Jan 31, 2007	Jan 31, 2008	Jan 31, 2009	Jan 31, 2010	Jan 31, 2011	Jan 31, 2012	Jan 31, 2013
Actual Data (Cdn.$)
Descartes (DSG)	2.23	3.85	4.61	3.77	3.32	6.32	6.95	8.04	9.40
S&P/TSX Composite Index	9204.00	11945.64	13034.12	13155.10	8694.90	11094.31	13551.99	12452.15	12685.24
NASDAQ Composite Index	2062.41	2305.82	2463.93	2389.86	1476.42	2147.35	2700.08	2813.84	3142.13
Software & Services Industry Subgroup	612.28	600.89	685.29	754.91	728.56	953.15	1216.82	1237.14	1601.19
Nominal Data (Cdn.$)
Descartes (DSG)	100	173	207	169	149	283	312	361	422
S&P/TSX Composite Index	100	130	142	143	94	121	147	135	138
NASDAQ Composite Index	100	112	119	116	72	104	131	136	152
Software & Services Industry Subgroup	100	98	112	123	119	156	199	202	262

(1) This performance graph is provided as supplemental information. A 5-year performance graph, as required by National Instrument 51-102, is included in this Circular in the section entitled “Compensation – Performance Graph”.

The above graph illustrates that the performance of the Corporation’s Common Share price over this eight-year period (the “Common Share Eight-Year Performance”) has significantly exceeded the listed market indices over the same period. A discussion of how this performance trend compares to the trend in the Corporation’s compensation to Named Executive Officers reported in this Circular is included below in each of the elements of Named Executive Officer compensation.

For fiscal 2013, the three basic components of our executive officer compensation program were as follows: (i) salary and benefits; (ii) variable short-term incentives; and (iii) variable long-term incentives.

a.	Pay Mix

Salary and benefits comprise a portion of the total cash-based compensation; however, at-risk short-term incentives and long-term incentives represent a significant component of total cash-based compensation. Compensation that is “at risk” may, or may not, be paid to the respective executive officer depending on whether the individual is able to meet or exceed his or her applicable performance targets (which are primarily corporate performance targets). Long-term incentives are also compensation that is “at risk” and are an additional incentive used to promote long-term value creation. The greater the Named Executive Officer’s impact is upon driving the business results, the higher the at risk portion of the compensation. The chart below provides the approximate pay mix that each Named Executive Officer was eligible for in fiscal 2013 assuming on-target performance:

Named Executive Officer	Salary % “Not at Risk”	Short-Term Incentive % “At Risk”	Long-term Incentive % “At Risk”
Arthur Mesher	19	24	57
Stephanie Ratza	48	16	36
J. Scott Pagan	25	10	65
Edward J. Ryan	19	9	72
Chris Jones	70	15	15

b.	Salary and Benefits

The base salary for our Named Executive Officers is reviewed annually, though adjustments are not always made. The base salary review for each Named Executive Officer takes into consideration factors such as current competitive market conditions and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Our Compensation Committee obtains information regarding competitive market conditions through the assistance of our Management and outside compensation consultants, as applicable.

In reviewing base salary, the performance of each Named Executive Officer is evaluated. The performance of each of the Named Executive Officers other than Mr. Mesher is assessed by Mr. Mesher, in his capacity as the ultimate supervisor of the four other Named Executive Officers. The Board assesses the performance of Mr. Mesher.

Recommendations for adjustments to base salary for Named Executive Officers other than Mr. Mesher, if any, are made by Mr. Mesher to our Compensation Committee for consideration which, following its review and assessment process described above and otherwise in this Circular, approves salary of those Named Executive Officers pursuant to authority delegated to it by the Board. For Mr. Mesher, the Board conducts the initial discussions and makes the initial decisions with respect to Mr. Mesher in a special session from which Management is absent. The Board communicates its decisions directly to Mr. Mesher and provides further discussion in an executive session that Management attends.

We also provide various employee benefit programs to all of our employees, which include but are not limited to, medical health insurance; dental insurance; life insurance; and, tax-based retirement savings plan matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Pursuant to this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

For the tax-based retirement savings plan matching contributions, Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the Named Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum contribution by the Corporation of $2,000.

The Named Executive Officers have received limited increases in salary and benefits over the eight-year period prior to fiscal 2014, while the Common Share Eight-Year Performance has significantly outperformed market indices over this same eight-year period. Mr. Mesher last received a salary increase in fiscal 2008. Mr. Pagan received a salary increase in fiscal 2008 and will receive a salary increase for fiscal 2014. Mr. Ryan will receive a salary increase for fiscal 2014. Ms. Ratza received a salary increase in fiscal 2012 and will receive a salary increase for fiscal 2014. Mr. Jones has not received a salary increase over this period.

c.	Variable Short-Term Incentives

The amount of the variable short-term incentive payable to each Named Executive Officer is based on the ability of each Named Executive Officer to meet pre-established, Board-approved, Corporation-wide qualitative and quantitative corporate objectives related to improving shareholder value such as Adjusted EBITDA for the fiscal year and Adjusted EBITDA per diluted share growth since the previous fiscal year. Adjusted EBITDA and Adjusted EBITDA per diluted share are intended to reflect the operational effectiveness of the Corporation’s leadership are described and defined at Schedule “A” to this Circular, with a reconciliation of Adjusted EBITDA to net income and Adjusted EBITDA per share to earnings per share for fiscal 2013. The Compensation Committee also examines the Corporation’s progress towards its revenue targets in measuring the Adjusted EBITDA goals. Two other financial metrics examined include the Corporation’s cash generated from operations, which is measured as the “Cash provided by operating activities” line on the Corporation’s consolidated statements of cash flows, and days-sales-outstanding (DSOs), which is a measure of the age of our accounts receivable, calculated as our average accounts receivable over a period divided by the average revenues for that same period.

For Mr. Mesher, the amount of variable short-term incentive, if any, that he is awarded is determined on an annual basis at the discretion of the Compensation Committee following the release of the Corporation’s annual financial results. In exercising its discretion, the Compensation Committee considers the performance of the Corporation and Mr. Mesher, taking into account factors that include the Corporation’s corporate development activities, a comparison of the Corporation’s target Adjusted EBITDA to the Corporation’s actual Adjusted EBITDA, the growth in the Corporation’s Adjusted EBITDA per diluted share over the fiscal year and the performance of the Corporation’s Common Shares in the public market over the year.

For the Named Executive Officers other than Mr. Mesher, the amount of variable short-term incentive, if any, that is awarded is determined on an annual basis at the discretion of the Compensation Committee. In exercising its discretion, the Compensation Committee considers the Corporation’s corporate development activities, revenues, Adjusted EBITDA and Adjusted EBITDA per share performance of the Corporation (as described above) and Mr. Mesher’s recommendation for each such Named Executive Officer.

For the Named Executive Officers, where variable short-term incentives have been awarded, the amount has historically been paid in cash or in CRSUs vesting and paid over a period of three years from the fiscal year in which the variable short-term incentive was earned.

In general, over each of the previous eight years, variable short-term incentives have increased, in alignment with the Common Share Eight-Year Performance outperforming market indices over this same period.

d.	Variable Long-Term Incentives

Historically, we have periodically granted stock options to our Named Executive Officers and to other employees and new-hires. Our Board and Compensation Committee conduct regular meetings in which it reviews and may approve grants of options. In making its determination, the Board and Compensation Committee consider the recommendations of the CEO (other than for contemplated grants to the CEO). The Board and Compensation Committee consider previous grants that have been made to an individual in considering whether or not to make new grants to an individual.

The grant dates for these options abide by the provisions of our Insider Trading Policy, which states, in part, that stock options may not be granted during a black-out period. Generally, our black-out period begins when trading commences on the fifteenth day of the last month of each quarter and ends at the beginning of the second trading day following the date on which our quarterly or annual financial results, as applicable, are publicly released. If our Board approves the issuance of stock options during a black-out period, these stock options are generally not granted, nor the exercise price set, until the black-out period is over.

With respect to stock option grants, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:

•	The Named Executive Officers and others who are entitled to participate in the stock option plan;
•	The number of options to be granted under the plan in general and to each recipient in particular;
•	The exercise price for each stock option granted;
•	The date on which each option is granted;
•	The vesting period for each stock option;
•	The expiration date of the stock option; and
•	The other material terms and conditions of each stock option grant.

Our Board makes these determinations subject to the provisions of the 1998 Stock Option Plan. Gains from prior option grants are not considered when setting the amount of long-term incentive awards, or any other compensation elements, to any Named Executive Officer.

We also periodically grant CRSUs and Share Units to our Named Executive Officers and to other employees. Following the end of a fiscal year, our Board and Compensation Committee conducts meetings in which it reviews and may approve the grant of CRSUs and Share Units. In making its determination, the Board and Compensation Committee consider the recommendations of the CEO (except for contemplated grants to the CEO). The Board and Compensation Committee consider previous grants of CRSUs and Share Units that have been made to an individual in considering whether or not to make new grants of CRSUs and Share Units to an individual. As with stock options, grants of CRSUs and Share Units are generally not made during a black-out period. Grants of CRSUs to Named Executive Officers may have quarterly or annual vesting provisions over a period of three- to five-years. Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or as determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

We have granted variable long-term incentives to each of the Named Executive Officers during the eight-year period ended January 31, 2013. As these incentives are Common Share-based, the compensation earned by each Named Executive Officer from such incentives has increased over this period, reflecting the Common Share Eight-Year Performance and its outperformance of market indices over this period.

3.	Evaluating Executive Performance

Our Board, our Compensation Committee and the CEO have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of variable short-term incentives and long-term incentives to award to each Named Executive Officer.

In evaluating Named Executive Officer performance, the Compensation Committee and Board consider the Corporation’s achievement of its longer-term financial plan, achievement of annual corporate financial targets, cash generated from operations, DSOs, the performance of the price of the Common Shares, and corporate and individual qualitative factors.

a.	Long-term Financial Plan

The Corporation’s long-term financial plan is currently focused on consistent growth in Adjusted EBITDA per diluted share, accomplished through a combination of the performance of existing operations and of newly-acquired operations. The Corporation’s fiscal 2013 budget (and targets for Named Executive Officers) focused on Adjusted EBITDA per diluted share growth of 10-15% over the Adjusted EBITDA per diluted share metric from fiscal 2012.

The Corporation’s Adjusted EBITDA per diluted share in fiscal 2013 grew by 15% over fiscal 2012, at the high end of the Corporation’s long-term financial plan.

b.	Annual Corporate Financial Targets

Our Board approves a budget at the outset of each fiscal year, which is designed to be consistent with the Corporation’s longer-term financial plan and includes annual corporate financial targets collectively to be achieved by the Named Executive Officers. The Corporation’s annual corporate financial targets are considered and established in two levels for each of annual revenues and annual Adjusted EBITDA: (i) a minimum level; and (ii) a high-end target level. The Compensation Committee monitors the Corporation’s progress towards achievement of the annual targets on a quarterly basis. The revenues and Adjusted EBITDA targets are weighted equally by the Compensation Committee for the purposes of determining what, if any, variable short-term incentive compensation may be payable. While achievement of the Corporation’s Adjusted EBITDA per diluted share growth target is of principal importance in determining how much, if any, variable short-term compensation is awarded, achievement of revenues and Adjusted EBITDA within the target range is also considered in making any such award.

The following table details the Corporation’s fiscal 2013 minimum and target plans for both revenues and Adjusted EBITDA for purposes of the Named Executive Officers’ variable short-term compensation and the Corporation’s actual reported revenues and approximate unaudited Adjusted EBITDA results for the corresponding period, in millions of US dollars. A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for the applicable periods, is included at Schedule “B” to this Circular:

Fiscal Period	Revenue Minimum Target	Revenue High-End Target	Revenue Actual	Adjusted EBITDA Minimum Level	Adjusted EBITDA Target Level	Adjusted EBITDA Actual
Fiscal 2013	121.0	130.0	126.9	36.3	38.0	38.2

c.	Cash flow from operations and days sales outstanding (“DSOs”)

In addition, the Compensation Committee monitors the Corporation’s cash generated from operations and DSOs, which are set out in the table below:

Fiscal Period	Cash Flow from Operations (in millions)	Growth in Cash From Operations from Fiscal 2012	Cash Flow From Operations as a % of Adjusted EBITDA	DSOs (January 31, 2013)	DSO Comparison to January 31, 2012
Fiscal 2013	$30.3	27%	79.3%	55 days	+3 days (52 days)

d.	Common Share Price

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating short-term compensation. Over fiscal 2013, the price of the Corporation’s Common Shares increased as follows:

Market	January 31, 2012 (closing price)	January 31, 2013 (closing price)	% Increase
TSX	Cdn.$8.04	Cdn.$9.40	16.9%
NASDAQ	$8.04	$9.41	17.0%

e.	Qualitative Factors

In addition to measurement of these quantitative performance metrics, each Named Executive Officer is qualitatively measured on his or her contribution to the development and execution of the Corporation’s business on a short- and long-term basis. For Named Executive Officers other than Mr. Mesher, the evaluation is completed through ongoing interviews between the Named Executive Officer and Mr. Mesher. For Mr. Mesher, the Compensation Committee evaluates his performance through its own interview of Mr. Mesher, as well as by soliciting comments from other directors, members of Management and shareholders. Factors considered include the Named Executive Officer’s contributions to merger and acquisition activity and integration, customer satisfaction and retention, infrastructure development, investor communication, organizational development, succession planning, strategic planning and initiatives and customer service.

f.	Awards

The amount of any variable short-term and long-term compensation is ultimately determined by the Board on receiving the recommendation of the Compensation Committee, and considering the factors outlined above.

4.	Tying Compensation to Measurements of Performance

We determine target amounts of variable short-term incentives for each Named Executive Officer at the beginning of the fiscal year. The target amounts are calculated as a percentage of the Named Executive Officer’s annual salary or an absolute dollar amount based on market review and on an individual’s ability to influence the overall outcome.

We believe that each element of our compensation program requires strong performance from the Corporation and each of our Named Executive Officers to receive his or her target short-term compensation award. The following table shows the percentage of salary payable for fiscal 2013 for variable short-term incentives (“On-Target Variable Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target Variable Short-Term Incentive Eligibility (% of Base Salary)	On-Target Variable Short-Term Incentive Eligibility ($)	Fiscal 2013 Award ($)
Arthur Mesher	Cdn.$340,000	138%	Cdn.$470,000	Cdn.$470,000
Stephanie Ratza	Cdn.$210,000	36%	Cdn.$75,000	Cdn.$82,500
J. Scott Pagan	Cdn.$240,000	42%	Cdn.$100,000	Cdn.$105,000
Edward J. Ryan	$200,000	50%	$100,000	$125,000
Chris Jones	$200,000	25%	$50,000	$50,000

The amounts in the table above are on-target amounts. The Compensation Committee and Board retain the discretion to award amounts above these on-target amounts in circumstances that it considers appropriate, subject to the following maximums:.

Name	Base Salary ($)	Maximum Variable Short-Term Incentive Eligibility (% of Base Salary)	Maximum Variable Short-Term Incentive Eligibility ($)
Arthur Mesher	Cdn.$340,000	226.5%	Cdn.$770,000
Stephanie Ratza	Cdn.$210,000	47.6%	Cdn.$100,000
J. Scott Pagan	Cdn.$240,000	56.3%	Cdn.$135,000
Edward J. Ryan	$200,000	67.5%	$135,000
Chris Jones	$200,000	32.5%	$65,000

While the determination as to whether a target has been met is strictly formulaic, the Board reserves the right to make positive or negative adjustments if it considers adjustments to be appropriate.

In fiscal 2013, the Corporation achieved the high-end of its long-term financial plan of Adjusted EBITDA per diluted share growth of 10-15%, with growth of 15%. In addition, the annual Adjusted EBITDA corporate targets were exceeded and the annual revenues were at the high end of the target range. The Compensation Committee also noted that the Corporation’s fiscal 2013 cash generated from operations increased more than 27% from fiscal 2012 and that the Corporation’s DSOs were at steadily-low numbers, especially considering the impact of acquisitions. The Compensation Committee also noted that the price of the Common Shares increased by approximately 17% over the fiscal year, while the NASDAQ Composite Index and S&P/TSX Composite Index increased by approximately 11.7% and 1.9%, respectively, over the same period.

The Compensation Committee considered this performance in making its recommendations to the Board in respect of awards of variable short-term incentives to Named Executive Officers in respect of fiscal 2013. The Compensation Committee’s specific recommendations are set out below in the sections detailing the compensation for each of the Named Executive Officers.

Fiscal 2013 Compensation of Chairman of the Board and CEO

Using the compensation philosophy, objectives and processes described above and elsewhere in this Circular, the Compensation Committee reviewed the compensation of Mr. Mesher at the outset of and for fiscal 2013 in his capacity as Chairman of the Board and CEO. In developing its recommendations, the Committee considered all factors that it deemed relevant, without assigning specific weighting to any one factor, including: the operating performance and financial condition of the Corporation; the Corporation’s performance compared to its longer-term financial plan; Mr. Mesher’s duties, responsibilities and performance as an officer; the benchmarking evaluation performed by Meridian for fiscal 2013; current and historical compensation levels within the Corporation and for Mr. Mesher; and the Corporation’s desire to retain Mr. Mesher’s employment. A summary of Mr. Mesher’s fiscal 2013 compensation is included in the Summary Compensation table below.

In establishing Mr. Mesher’s compensation for fiscal 2013, the Compensation Committee considered the total target direct compensation of the CEO role in the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Mesher to accumulate over the long-term incentive period, taking into account Mr. Mesher’s previously vested share-based incentives. The Compensation Committee considered various factors in determining that Mr. Mesher’s total target direct compensation should be established within a competitive range of the median of the Comparator Group, including the following factors:

•	Mr. Mesher had been promoted to the role of Chairman of the Board;
•
With Mr. Mesher’s agreement, the Compensation Committee had exercised its discretion in fiscal 2012 and determined not to award Mr. Mesher any variable short-term incentives in respect of fiscal 2012 and, instead, consider fiscal 2012 performance in establishing the appropriate levels of long-term incentives for Mr. Mesher in fiscal 2013 and beyond;

•	Mr. Mesher had served in the CEO role for almost eight years;
•	During such time, the Corporation had achieved superior financial performance;
•	During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and NASDAQ Composite Index;
•	During such time, Mr. Mesher had led the Corporation in completing 20 acquisitions and three public financing transactions; and
•	Mr. Mesher’s role as an industry representative for the Corporation.

After considering these, and other, factors, the Compensation Committee determined that Mr. Mesher’s total target direct compensation should be established at approximately the median of the Comparator Group. The Compensation Committee also determined to establish maximum performance incentives for exceptional performance that had Mr. Mesher’s total maximum direct compensation at approximately the 75th percentile of the Comparator Group.

When setting Mr. Mesher’s salary in fiscal 2013, the Compensation Committee noted that Mr. Mesher’s annual salary had been maintained at Cdn.$340,000 since fiscal 2008. The Compensation Committee also noted that Mr. Mesher’s salary was below the median salary of the Comparator Group. However, in light of the desire for a greater proportion of longer-term incentives as part of Mr. Mesher’s total compensation package the Compensation Committee recommended to the Board of Directors that Mr. Mesher’s salary remain at Cdn.$340,000, which recommendation was accepted by the Board.

The Compensation Committee determined to establish two levels of variable short-term incentives for Mr. Mesher for fiscal 2013:

(i)
On-target Performance. The Compensation Committee determined that Mr. Mesher would be eligible to earn up to an Cdn.$470,000 as on-target variable short-term incentives. The Compensation Committee determined that this higher level of variable short-term incentives, as a percentage of salary, was appropriate, especially considering that Mr. Mesher’s base salary was below the Comparator Group median, and was consistent with the higher emphasis on short-term incentives reflected in the benchmarking in the Comparator Group; and

(ii)	Exceptional Performance. The Compensation Committee determined that Mr. Mesher would be eligible to earn up to an additional Cdn.$300,000 for exceptional performance.

Following fiscal 2013, in April 2013, the Compensation Committee considered the amount of actual short-term incentives to award to Mr. Mesher. The Compensation Committee considered Mr. Mesher’s performance to be at- to above-target for fiscal 2013, considering the financial performance of the Corporation, the performance of the Corporation’s share price and Mr. Mesher’s own individual performance, as described earlier in this Circular. Accordingly, on April 15, 2013, Mr. Mesher received 47,764 CRSUs, valued at Cdn.$470,000 at the date of the grant, which vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

The Compensation Committee’s principal focus in compensating Mr. Mesher in fiscal 2013 remained on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value. Considering Mr. Mesher’s salary and eligibility for on-target variable short-term incentives, the Compensation Committee determined to award Mr. Mesher Cdn.$666,667 in long-term incentives. In addition, having noted the Corporation’s financial performance in previous fiscal years and in fiscal 2013 year-to-date, the Compensation Committee determined to make a one-time award to Mr. Mesher of an additional long-term incentive of Cdn.$170,000. These long-term incentives were granted to Mr. Mesher in July 2012 and valued using a Cdn.$8.25 price of the Common Shares and, in the case of PSUs, an anticipated adjustment factor of 1.0 (as described below) as follows:

•	40,404 RSUs vesting on each of January 31, 2013, January 31, 2014 and January 31, 2015; and
•
61,010 PSUs vesting on January 31, 2015, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

In connection with such arrangements, Mr. Mesher’s employment arrangements were amended. A summary of the termination and change of control payments and other aspects of the amended employment arrangements is included below in this Circular in the section entitled “Compensation - Termination and Change of Control Benefits”. A summary of the principal changes to the employment arrangements impacting severance were as follows:

•	The severance calculation was amended to include on-target bonus rather than maximum bonus; and
•
Previously, Mr. Mesher’s severance entitlement was subject to a claw-back of up to 50% of his severance amounts based on income earned by Mr. Mesher in performing alternate service during the severance period, if termination notice is provided prior to a change of control. That clawback was eliminated.

Fiscal 2013 Compensation of Other Named Executive Officers

The compensation proposed by the CEO for the other Named Executive Officers for fiscal 2013 was reviewed by the Compensation Committee with reference to the recommendations and considerations of the Compensation Committee in determining the level of compensation of the CEO and the compensation philosophy, objectives and process described in this Circular. A summary of the Named Executive Officers’ fiscal 2013 compensation is included in the Summary Compensation table below.

J. Scott Pagan

In June 2011, Mr. Pagan was promoted from his role as EVP Corporate Development, General Counsel & Corporate Secretary to the role of Chief Corporate Officer. In light of such promotion, the Compensation Committee recommended to the Board in fiscal 2012 that a comprehensive review of Mr. Pagan’s compensation arrangements be undertaken, with the particular goal of establishing an appropriate level of long-term incentives and Common Share ownership in the Corporation for Mr. Pagan for fiscal 2013 and beyond. The Compensation Committee exercised its discretion in fiscal 2012 and determined not to award Mr. Pagan any variable short-term incentives in respect of fiscal 2012. Instead, the Compensation Committee considered fiscal 2012 performance as one of the factors considered by the Compensation Committee in establishing the appropriate levels of long-term incentives for Mr. Pagan in fiscal 2013 and beyond.

In reviewing Mr. Mesher’s recommendations for Mr. Pagan’s compensation for fiscal 2013, the Compensation Committee considered the total target direct compensation in the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Pagan to accumulate over the long-term incentive period. The Compensation Committee considered various factors in determining that Mr. Pagan’s total target direct compensation should be established slightly below the median of the Comparator Group, including the following factors:

•	Mr. Pagan was promoted to the role of Chief Corporate Officer;
•
With Mr. Pagan’s agreement, the Compensation Committee had exercised its discretion in fiscal 2012 and determined not to award Mr. Pagan any variable short-term incentives in respect of fiscal 2012 and, instead, consider fiscal 2012 performance in establishing the appropriate levels of long-term incentives for Mr. Pagan in fiscal 2013 and beyond;

•	Mr. Pagan had served in a senior executive role for more than eight years;
•	During such time, the Corporation had achieved superior financial performance;
•	During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and NASDAQ Composite Index; and
•	During such time, Mr. Pagan had played an integral role in the Corporation completing 20 acquisitions and three public financing transactions.

After considering these, and other, factors, the Compensation Committee determined that Mr. Pagan’s total target direct compensation should be established at slightly below the median of the Comparator Group. The Compensation Committee also determined to establish performance incentives for exceptional performance that had Mr. Pagan’s total maximum direct compensation be at approximately the median of the Comparator Group.

When setting Mr. Pagan’s salary in fiscal 2013, the Compensation Committee noted that Mr. Pagan’s annual salary had been maintained at Cdn.$240,000 since fiscal 2008. The Compensation Committee also noted that Mr. Pagan’s salary was significantly below the median salary of the Comparator Group. In light of the desire for a greater proportion of longer-term incentives as part of Mr. Pagan’s total compensation package, the Compensation Committee recommended to the Board of Directors that Mr. Pagan’s salary remain below the median, but be increased to Cdn.$250,000 for fiscal 2014, which recommendation was accepted by the Board.

The Compensation Committee determined to establish two levels of variable short-term incentives for Mr. Pagan for fiscal 2013:

(i)	On-target Performance. The Compensation Committee determined that Mr. Pagan would be eligible to earn up to an additional Cdn.$100,000 as on-target variable short-term incentives; and
(ii)	Exceptional Performance. The Compensation Committee determined that Mr. Pagan would be eligible to earn up to an additional Cdn.$35,000 for exceptional performance.

Following fiscal 2013, in April 2013, the Compensation Committee considered the amount of actual short-term incentives to award to Mr. Pagan. The Compensation Committee considered Mr. Pagan’s performance to be at- to above-target for fiscal 2013, considering the financial performance of the Corporation, the performance of the Corporation’s share price and Mr. Pagan’s own individual performance. The Compensation Committee also considered that the implementation of Mr. Pagan’s salary increase was delayed until fiscal 2014. Accordingly, on April 15, 2013, Mr. Pagan received 10,671 CRSUs, valued at Cdn.$105,000 at the date of the grant, which vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

The Compensation Committee’s principal focus in compensating Mr. Pagan in fiscal 2013 was on long-term incentives that would reward Mr. Pagan for his contribution to the creation of shareholder value. The Compensation Committee determined to award Mr. Pagan Cdn.$433,333 in long-term incentives. In addition, having noted the Corporation’s financial performance in previous fiscal years and in fiscal 2013 year-to-date, the Compensation Committee determined to make a one-time award to Mr. Pagan of additional long-term incentives of Cdn.$72,000. These long-term incentives were granted to Mr. Pagan in July 2012 and valued using a Cdn.$8.25 price of the Common Shares and, in the case of PSUs, an anticipated adjustment factor of 1.0 (as described below) as follows:

•	26,263 RSUs vesting on each of January 31, 2013, January 31, 2014 and January 31, 2015; and
•
34,990 PSUs vesting on January 31, 2015, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

In connection with such arrangements, Mr. Pagan’s employment arrangements were amended such that the severance calculation was amended to include on-target bonus rather than maximum bonus. A summary of the termination and change of control payments and other aspects of the amended employment arrangements is included below in this Circular in the section entitled “Compensation - Termination and Change of Control Benefits”.

Edward J. Ryan

In June 2011, Mr. Ryan was promoted from the role of EVP, Field Operations to the role of Chief Commercial Officer. In light of such promotion, the Compensation Committee recommended to the Board in fiscal 2012 that a comprehensive review of Mr. Ryan’s compensation arrangements be undertaken, with the particular goal of establishing an appropriate level of long-term incentives and Common Share ownership in the Corporation for Mr. Ryan for fiscal 2013 and beyond. The Compensation Committee exercised its discretion in fiscal 2012 and determined to award Mr. Ryan partial commissions (approximately 47.5%) in respect of the prorated period from Mr. Ryan’s promotion in June 2011 to the end of fiscal 2012. In addition, the Compensation Committee considered fiscal 2012 performance, and Mr. Ryan’s contribution to such performance, in establishing the appropriate levels of long-term incentives for Mr. Ryan in fiscal 2013 and beyond.

In reviewing Mr. Mesher’s recommendations for Mr. Ryan’s compensation for fiscal 2013, the Compensation Committee considered the total target direct compensation of the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Ryan to accumulate over the long-term incentive period. The Compensation Committee considered various factors in determining that Mr. Ryan’s total target direct compensation should be established slightly below the median of the Comparator Group, including the following factors:

•	Mr. Ryan was promoted to the role of Chief Commercial Officer;
•
With Mr. Ryan’s agreement, the Compensation Committee had exercised its discretion in fiscal 2012 and determined not to award Mr. Ryan any variable short-term incentives in respect of fiscal 2012 and, instead, consider fiscal 2012 performance in establishing the appropriate levels of long-term incentives for Mr. Ryan in fiscal 2013 and beyond;

•	Mr. Ryan had served in a senior executive role for more than eight years;
•	During such time, the Corporation had achieved superior financial performance;
•	During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and NASDAQ Composite Index; and
•	During such time, Mr. Ryan had played an integral role in the Corporation’s revenues steadily increasing and assisted in the completion of various acquisitions.

After considering these, and other, factors, the Compensation Committee determined that Mr. Ryan’s total target direct compensation should be established at slightly below the median of the Comparator Group. The Compensation Committee also determined to establish performance incentives for exceptional performance that had Mr. Ryan’s total maximum direct compensation be at approximately the median of the Comparator Group.

When setting Mr. Ryan’s salary in fiscal 2013, the Compensation Committee noted that Mr. Ryan’s annual salary had been maintained at $200,000 for more than 10 years. The Compensation Committee also noted that Mr. Ryan’s salary was significantly below the median salary of the Comparator Group. In light of the desire for a greater proportion of longer-term incentives as part of Mr. Ryan’s total compensation package, the Compensation Committee recommended to the Board of Directors that Mr. Ryan’s salary remain below the median, but be increased to $250,000 for fiscal 2014, which recommendation was approved by the Board.

The Compensation Committee determined to establish two levels of variable short-term incentives for Mr. Ryan for fiscal 2013:

(i)	On-target Performance. The Compensation Committee determined that Mr. Ryan would be eligible to earn up to an additional $100,000 as on-target variable short-term incentives; and
(ii)	Exceptional Performance. The Compensation Committee determined that Mr. Ryan would be eligible to earn up to an additional $35,000 for exceptional performance.
Following fiscal 2013, in April 2013, the Compensation Committee considered the amount of actual short-term incentives to award to Mr. Ryan. The Compensation Committee considered Mr. Ryan’s performance to be at- to above-target for fiscal 2013, considering the financial performance of the Corporation, the performance of the Corporation’s share price and Mr. Ryan’s own individual performance. The Compensation Committee also considered that the implementation of Mr. Ryan’s salary increase was delayed until fiscal 2014. Accordingly, on April 15, 2013, Mr. Ryan received 12,965 CRSUs, valued at $125,000 at the date of the grant, which vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

The Compensation Committee’s principal focus in compensating Mr. Ryan in fiscal 2013 was on long-term incentives that would reward Mr. Ryan for his contribution to the creation of shareholder value. The Compensation Committee determined to award Mr. Ryan $433,333 in long-term incentives. In addition, having noted the Corporation’s financial performance in previous fiscal years and in fiscal 2013 year-to-date, the Compensation Committee determined to make a one-time award to Mr. Ryan of additional long-term incentives of $227,000. These long-term incentives were granted to Mr. Ryan in July 2012 and valued using a Cdn.$8.25 price of the Common Shares and, in the case of PSUs, an anticipated adjustment factor of 1.0 (as described below) as follows:

•	45,051 RSUs vesting on each of January 31, 2013, January 31, 2014 and January 31, 2015; and
•
34,990 PSUs vesting on January 31, 2015, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

Stephanie Ratza

In establishing Ms. Ratza’s compensation arrangements for fiscal 2013 as CFO, the Compensation Committee established Ms. Ratza’s target total direct compensation at a level below the median of the chief financial officer of the Comparator Groups, reflecting a 24% increase over the previous year. The Compensation Committee also determined to establish performance incentives for exceptional performance that had Ms. Ratza’s total maximum direct compensation approaching a competitive range of the median of the Comparator Group.

Ms. Ratza’s base salary for fiscal 2013 was maintained at Cdn.$210,000, and her eligibility for variable short-term incentives was increased from Cdn.$63,000 to Cdn.$75,000. Ms. Ratza was also awarded long-term incentives of Cdn.$133,333 as follows:

•	8,081 RSUs vesting on each of January 31, 2013, January 31, 2014 and January 31, 2015; and
•
8,081 PSUs vesting on January 31, 2015, subject to an adjustment factor, which ranges from 0.0 (meaning no PSUs vest) to 2.0 (meaning twice the number of PSUs vest), that is determined based on the relative total shareholder return performance of the Corporation with respect to the Comparator Group.

Given the Corporation’s performance in fiscal 2013, the Board, after considering the recommendation of the Compensation Committee and Mr. Mesher, and considering that the implementation of Ms. Ratza’s salary increase was delayed until fiscal 2014, determined to award Ms. Ratza 8,384 CRSUs, valued at Cdn.$82,500 at the date of the grant, which vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

Chris Jones

In establishing Mr. Jones’ compensation arrangements for fiscal 2013 as EVP Marketing and Services, the Compensation Committee reviewed Mr. Jones’ target total cash compensation in the Comparator Group. For fiscal 2013, Mr. Jones target total cash compensation was established at $350,000. For fiscal 2013, Mr. Jones’ base salary was maintained at $200,000 and his eligibility for variable short-term incentives was maintained at $50,000. In July 2012, Mr. Jones was awarded $50,000 in long-term incentives in respect of fiscal 2013, granted in the form of CRSUs that vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016.

Given the Corporation’s performance in fiscal 2013 and Mr. Jones’ individual performance, the Board, after considering the recommendation of the Compensation Committee and Mr. Mesher, determined to award Mr. Jones 5,186 CRSUs, valued at $50,000 at the date of the grant, which vest quarterly over fiscal 2014, fiscal 2015 and fiscal 2016

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers during fiscal 2013, 2012, and 2011:

Name and Principal Position	Fiscal Year Ended Jan. 31,	Salary1	Share-based Awards2	Option-based Awards1,3	Annual non-equity incentive plan compensation1,4	All Other Compensation5	Total Compensation
		($)	($)	($)	($)	($)	($)
Arthur Mesher	2013	340,272	1,100,717	–	470,376	425	1,911,790
Chief Executive Officer	2012	338,232	590,246	294,734	-	10,147	1,233,359
	2011	339,252	84,813	–	169,626	20,013	613,704
Stephanie Ratza	2013	210,168	170,241	–	82,566	6,305	469,280
Chief Financial Officer	2012	208,908	31,336	31,295	63,000	11,922	346,461
	2011	179,604	24,945	–	50,289	8,563	263,401
J. Scott Pagan	2013	240,192	658,960	–	105,084	7,206	1,011,442
Chief Corporate Officer	2012	238,752	168,119	167,900	-	12,502	587,273
and Corporate Secretary	2011	239,472	35,921	–	71,842	10,844	358,079
Edward J. Ryan	2013	200,000	827,247	–	125,000	2,000	1,154,247
Chief Commercial Officer	2012	200,000	–	–	90,500	6,917	297,417
	2011	200,000	–	–	117,688	8,544	326,232
Chris Jones	2013	200,000	50,000	–	50,000	–	300,000
Executive Vice-President,	2012	200,000	–	–	50,000	2,703	252,703
Marketing and Services	2011	200,000	–	–	50,000	5,235	255,235

(1) The salary, option-based awards and non-equity incentive plan compensation of Mr. Mesher, Ms. Ratza and Mr. Pagan are paid in Canadian dollars. Amounts included in this table have been converted to US dollars at the noon foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 0.9992 Canadian dollars at January 31, 2013, 1 US dollar = 1.0052 Canadian dollars at January 31, 2012, and 1 US dollar = 1.0022 Canadian dollars at January 31, 2011.
(2) Dollar amounts in this column reflect the grant date fair value of CRSUs, PSUs and RSUs issued in the applicable year, even if a portion of the award relates to services performed, or to be performed, in one or more past or future fiscal years, but do not include any amounts of annual incentive plan compensation that the Named Executive Officer elected to receive in the form of CRSUs. The grant date fair value of a CRSU was determined by multiplying the number of CRSUs granted by the weighted-average closing price of the Common Shares on NASDAQ in the period of five trading days preceding the date of the grant. The grant date fair value of a PSU is determined using a Monte Carlo simulation approach. This approach is used as it is the model used to value PSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of an RSU is based on the closing price of the Common Shares on NASDAQ in the trading day preceding the date of the grant. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may have received upon any eventual vesting and payment of the CRSUs.
(3) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year, even if a portion of the stock option relates to services performed, or to be performed, in one or more past or future fiscal years. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. No stock options were granted to Named Executive Officers in fiscal 2013 or fiscal 2011.
(4) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s variable short-term incentives, described earlier in this Circular. A Named Executive Officer may elect to take such entitlements in the form of CRSUs. Where the Named Executive Officer elected to receive an award in the form of CRSUs, the award is made using the weighted average closing price of the Common Shares on the TSX in the period of five trading days preceding the date of the grant.
(5) “All Other Compensation” includes contributions made by the Corporation to, in the case of Mr. Mesher, Mr. Pagan and Ms. Ratza, the Named Executive Officer’s DPSP Plan or, in the case of Mr. Ryan and Mr. Jones, the Named Executive Officer’s 401(k) plan. “All Other Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. The total value of all perquisites and other personal benefits for each Named Executive Officer is excluded as it is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000.

Outstanding Option-based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2013.

	Option-based Awards					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price1	Option Expiration Date	Value of unexercised in-the-money options2	Number of shares or units of shares that have not vested3,4	Market or payout value of share-based awards that have not vested4,5	Market or payout value of vested share-based awards not paid out or distributed6
		(#)	($)		($)	(#)	($)	($)
Arthur Mesher	March 30, 2006	40,000	4.37	March 30, 2013	201,361
	July 7, 2008	597,656	3.36	July 7, 2015	3,612,732
	April 15, 2011	139,752	6.33	April 15, 2018	430,781
						154,249	1,451,483	191,739

Stephanie Ratza	April 2, 2007	175,000	5.05	April 2, 2014	761,859
	July 7, 2008	50,000	3.36	July 7, 2015	302,242
	Nov. 28, 2008	50,000	3.13	Nov. 28, 2015	313,751
	April 15, 2011	14,839	6.33	April 15, 2018	45,741
						21,801	205,147	25,351

J. Scott Pagan	March 30, 2006	70,000	4.37	March 30, 2013	352,382
	July 7, 2008	196,875	3.36	July 7, 2015	1,190,077
	April 15, 2011	79,612	6.33	April 15, 2018	245,401
						74,145	697,704	103,711

Edward J. Ryan	May 28, 2007	100,000	4.66	May 27, 2014	474,380
	July 7, 2008	200,000	3.36	July 7, 2015	1,208,967
						65,024	611,876	141,310

Chris Jones	July 7, 2008	50,000	3.36	July 7, 2015	302,242
						23,039	216,797	18,845

(1) Options granted on March 30, 2006, April 2, 2007, May 28, 2007, July 7, 2008, November 28, 2008 and April 15, 2011 were granted with Canadian dollar exercise prices of Cdn.$4.37, Cdn.$5.05, Cdn.$4.66, Cdn.$3.36, Cdn.$3.13 and Cdn.$6.32, respectively.  The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013.
(2) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2013 (Cdn.$9.40) and the Canadian dollar option exercise price (see footnote (1) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(3) The number of PSUs included assumes a 1.0 adjustment factor. See also footnote (4).
(4) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSU that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for grants that have been made as of April 30, 2013. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The market value of PSUs included assumes a 1.0 adjustment factor.
(5) Unvested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs, RSUs and PSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2013 ($9.41).
(6) Vested share-based awards are in the form of CRSUs and RSUs. The market value of CRSUs that have vested but have not been paid was determined using the five-day weighted-average closing price of the Common Shares on the TSX at the end of fiscal 2013 (Cdn.$9.40). The value has been reported in US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013.The market value of RSUs that have vested but have not been distributed was determined using the closing price of the Common Shares on NASDAQ on January 31, 2013.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2013

Name	Option-based awards – Value vested during the year1	Share-based awards – Value vested during the year2	Non-equity incentive plan compensation – Value earned during the year3
	($)	($)	($)
Arthur Mesher	414,294	870,870	470,376
Stephanie Ratza	149,022	110,481	82,566
J. Scott Pagan	150,009	338,720	105,084
Edward J. Ryan	254,804	141,310	125,000
Chris Jones	53,933	136,307	50,000

(1) The total value of stock options that vested in fiscal 2013. The value is equal to the difference between the closing price of the Corporation’s Common Shares on the TSX on the vesting date and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013.
(2) The total value of RSUs vested and CRSUs vested and paid during fiscal 2013. The value of RSUs that have vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2013.
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s variable short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

Termination and Change of Control Benefits

The employment contracts we have entered into with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of any of these events:

•	If the Named Executive Officer is terminated without cause;
•	A change in the relationship between the Corporation and the Named Executive Officer; and/or
•	A change of control of the Corporation.

We believe it is in the best interests of the Corporation and its shareholders that the Named Executive Officers are encouraged to focus on the Corporation’s operations. Differences in payment periods, if any, are driven by the position held by the Named Executive Officer and by the Named Executive Officer’s length of service with the Corporation.

a.	Termination Without Cause

If the Named Executive Officer is terminated without cause, we may be obligated to make payments and/or provide benefits to the Named Executive Officer.

The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause, a prorated portion of the Named Executive Officer’s unvested Share Units will automatically vest, based on the number of months from the first day of the grant to the termination date divided by the number of months in the grant and, in the case of PSUs, using an adjustment factor of 1.0. Potential payouts relating to such grants are reflected in the table in the section

“Quantitative Estimates of Payments upon Termination or Change of Control”.

b.	Adverse Change in the Relationship Between the Corporation and the Named Executive Officer

If there is an adverse change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide payments or benefits to the Named Executive Officer as if it is a termination without cause. Some examples of such an adverse change in the relationship between the Named Executive Officer and the Corporation are as follows:

•
A change in control described in the section below which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control;

•	A material reduction by the Corporation of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by the Corporation; or
•	A material breach of the employment agreement between the Corporation and the Named Executive Officer that is committed by the Corporation.

c.	Change of Control

If there is a merger, acquisition or other change of control of the ownership of the Corporation (a “Change of Control”), we may be obligated to provide payments or benefits to the Named Executive Officer. A Change of Control includes the following events:

•	There is a transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
•
During any two year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

•
There is a transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

•	There is a transaction to sell all or substantially all of the assets of the Corporation.

The PRSU Plan provides that Share Units shall vest immediately prior to the Named Executive Officers’ termination date using an adjustment factor of 1.0 in the event of the termination of his or her employment without “cause” or if he or she resigns in circumstances constituting constructive termination within 12 months following a Change of Control. The PRSU Plan also provides that if a surviving, successor or acquiring entity does not assume the outstanding Share Units in the event of a Corporate Transaction, all Share Units shall vest immediately prior to the Corporate Transaction at not less than 100% and not more than 200% as determined by the Compensation Committee. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”. A “Corporate Transaction” is considered to be any of the following:

•	a Change of Control;
•	a capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
•
an offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

•
an acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

•	a sale of all or substantially all of the assets of the Corporation or any subsidiary; or
•	an extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

d.	Amounts Payable Upon Termination

On the termination of the employment of a Named Executive Officer, we may be obligated to make the payments described below. To receive the severance payments outlined below, the Named Executive Officer must continue to abide by his or her post-employment covenants to the Corporation to remain eligible for the severance amounts. These covenants include a post-Termination Date non-competition covenant for one year, a post-Termination Date non-solicitation covenant for two years, and confidentiality and non-disparagement covenants. We may waive any breach by the Named Executive Officer of any provision of a covenant or agreement upon the review and approval of our Board.

Arthur Mesher / J. Scott Pagan

If the Corporation terminates the employment of Mr. Mesher or Mr. Pagan other than for “cause”, or if there is an adverse change in the relationship between the Corporation and Mr. Mesher or Mr. Pagan, as applicable, then the following will apply:

•
We are required to pay the Named Executive Officer his base salary and on-target variable short-term compensation for up to two years (the “severance period”). In the case of Mr. Pagan, this payment is subject to a claw-back of up to 50% of such amounts based on the timing and amount of compensation earned by Mr. Pagan in performing services for third parties during the severance period;

•
We are required to pay the Named Executive Officer an amount, in equal semi-monthly amounts over the severance period, in respect of CRSUs from the Named Executive Officer‘s long-term incentive grants that are unvested (“Unvested Options” and “Unvested CRSUs”) as of the date the Corporation provides notice of termination or is deemed to have terminated the Named Executive Officer’s employment (the “Termination Date”), equal to the fair market value of any Unvested CRSUs that were scheduled to vest in the severance period if the Named Executive Officer’s employment had not been terminated. In such a scenario, the fair market value in respect of a Change of Control is the per share amount of any cash and non-cash consideration determined three days prior to the Change of Control:

•
In the case of Mr. Mesher, he will have a period of two years after the Termination Date to exercise any vested stock options from the grants made on July 7, 2008 and a period of one year after the Termination Date to exercise any vested stock options from the grant made on April 15, 2011.

•
For Canadian taxation purposes, the Corporation will elect not to deduct any payment made to the Named Executive Officer in respect of Unvested Options so that the Named Executive Officer is eligible for the preferential taxation available to employee stock option benefits.

•	We are required to continue the Named Executive Officer’s employee benefits for the severance period.

Stephanie Ratza / Edward J. Ryan / Chris Jones

The employment agreements with each of Stephanie Ratza, Edward J. Ryan and Chris Jones provide that if such Named Executive Officer is terminated without “cause”, the Corporation will pay such Named Executive Officer up to twelve months’ salary as compensation for severance, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with such Named Executive Officer provides that if the Named Executive Officer resigns because there is an adverse change in the relationship between the Corporation and the Named Executive Officer within eighteen months after a Change of Control, then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the Summary Compensation Table above. During any severance period, the Named Executive Officer will remain eligible to continue to participate in the employee benefit plans and programs of the Corporation.

Quantitative Estimates of Payments upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause” or a Change of Control may be found in the table below. This table sets forth the estimated incremental amount of payments each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2013. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$9.40 per Common Share as reported on the TSX on January 31, 2013, the last trading day of fiscal 2013, converted to US dollars at the rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013. Stock option amounts deduct the applicable exercise price of the stock options. CRSU values are calculated using the fair market value of our Common Shares of $9.41 per Common Share as reported on NASDAQ on January 31, 2013. Payments that would be incurred in Canadian dollars are converted to US dollars at the rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. The “Without Cause” summary information for Mr. Mesher and Mr. Pagan includes any deemed termination by the Corporation due to a change in relationship.

Name	Event	Salary ($)	Variable Short-term ($)	CRSUs ($)	Share Units ($)	Total ($)
Arthur Mesher	Without Cause	680,544	340,272	623,911	827,572	2,472,299
	Change of Control	–	–	623,911	-	623,911
Stephanie Ratza	Without Cause	210,168	–	78,414	126,734	415,316
	Change of Control	–	–	78,414		78,414
J. Scott Pagan	Without Cause	480,384	144,115	203,689	494,016	1,322,204
	Change of Control	–	–	203,689		203,689
Edward J. Ryan	Without Cause	250,000	100,000	–	611,876	961,876
	Change of Control	–	–	–	-	-
Chris Jones	Without Cause	200,000	–	45,328	–	245,328
	Change of Control	–	–	45,328	–	45,328

Director Compensation

Compensation Policies

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2013 based on the retainers for Board and committee work outlined in the table below.

Retainer	Amount
Annual Base Retainer	$30,000
Audit Committee Retainer	$15,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member
Corporate Governance Committee Retainer	$5,000 – Chair $3,750 – Member
Nominations Committee Retainer	$2,500 – Chair $1,250 – Member
Lead Director Retainer	$10,000

Mr. Mesher does not receive additional or separate compensation for serving as Chairman of the Board. Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board of Directors in person are compensated an additional $1,000 per meeting.

All annual retainers are paid in cash and/or DSUs. A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her compensation for that fiscal year in the form of DSUs. Directors may be required to receive a minimum amount of their compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Director Equity Ownership Policy, described further below.

In fiscal 2013, each non-employee director received a grant of CRSUs. Each CRSU has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. The CRSUs vest equally over a period of three years, provided that the director continues to serve on the Board of Directors. All unvested CRSUs vest automatically in the event of a Corporate Transaction. For fiscal 2013, the dollar-value of the grant to each non-employee director was $30,000.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the director.

Directors are entitled to reimbursement for expenses incurred by them in their capacity as directors. During fiscal 2013, each non-employee member of the Board of Directors was also eligible for reimbursement of up to $3,000 per fiscal year (Lead Director, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

In fiscal 2013, the Compensation Committee retained Meridian to provide advice with respect to compensation of non-employee directors for fiscal 2014. As part of Meridian’s engagement, it benchmarked the compensation of the Corporation’s directors against the Comparator Group. After considering the benchmarking conducted by Meridian, the Compensation Committee recommended, and the Board of Directors approved, the following changes to the compensation of non-employee directors effective for fiscal 2014:

•	Increase the annual retainer from $30,000 to $35,000;
•	Change the annual share-based grant from CRSUs to DSUs;
•	Increase the annual share-based grant from $30,000 to $50,000;
•	Eliminate the new director initial share-based grant of $75,000; and
•	Increase the additional annual compensation payable to the Lead Director from $10,000 to $17,500.

Fiscal 2013 Compensation

The following table sets forth summary information concerning the annual compensation earned by each of the non-employee directors of the Corporation for fiscal 2013.

Name	Fees Earned1 ($)	Share-based awards2 ($)	Total3 ($)
David Anderson	45,250	30,000	75,250
David I. Beatson	49,415	30,000	79,415
Eric Demirian4	48,750	30,000	78,750
Chris Hewat4	33,750	30,000	63,750
John J. Walker	44,835	30,000	74,835
Stephen Watt4	52,500	30,000	82,500
(1) Of the fees disclosed, each of the following directors elected to receive the following amounts in the form of DSUs under the DSU Plan (number of DSUs expressed in parentheses): (i) David Anderson – $30,000 (3,480); (ii) David Beatson – $15,000 (1,741); (iii) Eric Demirian – $30,000 (3,480); (iv) Chris Hewat – $3,750 (460); (v) John J. Walker – $30,000 (3,480); and (vi) Stephen Watt – $52,500 (6,091). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant.
(2) Amounts set forth in this column reflect awards of CRSUs. CRSUs are valued by multiplying the number of CRSUs granted and the weighted-average closing price of the Common Shares on NASDAQ in the five trading days preceding the date of the grant. These amounts do not reflect any financial benefit a director may have actually received from the vesting and payment of the awards.
(3) Table does not include any amounts paid as reimbursement of expenses.
(4) Compensation is paid in Canadian dollars to non-employee directors who are resident in Canada. The value has been reported in US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each of the Corporation’s non-employee directors as at January 31, 2013.

	Option-based Awards1					Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price2	Option Expiration Date	Value of unexercised in-the-money options3	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested4	Market or payout value of vested share-based awards not paid out or distributed5
		(#)	($)		($)	(#)	($)	($)
David Anderson						13,643	128,381	-

David I. Beatson	March 21, 2006	45,000	4.17	March 21, 2013	235,538
	May 26, 2006	15,000	4.40	May 26, 2013	75,060
						7,737	72,805	-

Eric Demirian						13,643	128,381	-

Chris Hewat	May 26, 2006	15,000	4.40	May 26, 2013	75,060
						7,737	72,805	-

John J. Walker						12,785	120,307	-

Stephen Watt	May 26, 2006	15,000	4.40	May 26, 2013	75,060
						7,737	72,805	-

(1) The Corporation’s non-employee directors did not hold any outstanding option-based awards as at April 30, 2013.
(2) Options granted on March 21, 2006 and May 26, 2006 were granted with Canadian dollar exercise prices of Cdn.$4.17 and Cdn.$4.40, respectively.  The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013.
(3) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2013 (Cdn.$9.40) and the Canadian dollar option exercise price (see footnote (2) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(4) All share-based awards that have not vested are in the form of CRSUs. The market value of CRSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2013 ($9.41).
(5) All share-based awards are in the form of CRSUs. The market value of CRSUs that have vested but have not been paid was determined using the five-day weighted-average closing price of the Common Shares on the TSX at the end of fiscal 2013 (Cdn.$9.40). The value has been reported in US dollars using an exchange rate of 1 US dollar = 0.9992 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2013, the last business day of fiscal 2013.

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2013

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year1 ($)
David Anderson	-	43,717
David I. Beatson	-	37,855
Eric Demirian	-	43,717
Chris Hewat	-	37,855
John J. Walker	-	40,046
Stephen Watt	-	37,855
(1) The total value of CRSUs vested and paid during fiscal 2013. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry group of the S&P/TSX Composite Index for the Corporation’s last five fiscal years.

	Jan 31, 2008	Jan 31, 2009	Jan 31, 2010	Jan 31, 2011	Jan 31, 2012	Jan 31, 2013
Actual Data (Cdn.$)
Descartes (DSG)	3.77	3.32	6.32	6.95	8.04	9.40
S&P/TSX Composite Index	13155.10	8694.90	11094.31	13551.99	12452.15	12865.24
NASDAQ Composite Index	2389.86	1476.42	2147.35	2700.08	2813.84	3142.13
Software & Services Industry Subgroup	754.91	728.56	953.15	1216.82	1237.14	1601.19
Nominal Data (Cdn.$)
Descartes (DSG)	100	88	168	184	213	249
S&P/TSX Composite Index	100	66	84	103	95	96
NASDAQ Composite Index	100	62	90	113	118	131
Software & Services Industry Subgroup	100	97	126	161	164	212

Over the 5-year period that commenced February 1, 2008, the performance of the Corporation’s Common Shares has exceeded that of the S&P/TSX Composite Index and NASDAQ Composite Index indices included in the performance graph above. This trend is reflected in the increased compensation levels and regular variable short-term incentives that have been awarded to the Named Executive Officers over that same comparable period.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, either current or having held such position during fiscal 2013, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at April 30, 2013, or has been, at any time since the beginning of fiscal 2013, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or any of its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, of which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2013 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2014. For fiscal 2013, the Corporation incurred fees of Cdn.$606,000  for legal services rendered by Blake, Cassels & Graydon LLP.

           Except as otherwise disclosed in this Circular, no person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2013, or any associate or affiliate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Except as otherwise disclosed in this Circular, no informed person or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2013 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”); and National  Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Board and Management believe that the Corporation has a sound governance structure in place for both Management and the Board, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a regular basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The Board is currently composed of a majority of independent directors with five of seven directors being independent. The five independent directors are: Mr. Anderson; Mr. Beatson; Mr. Demirian; Mr. Walker; and Dr. Stephen Watt. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Mesher, Chairman of the Board and CEO, is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of his executive officer position. Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above).

Mr. Mesher, a non-independent director, is the Chairman of the Board. The Corporation’s leadership structure has varied over time and has included both combined and separated Chairman of the Board / CEO roles. The Corporation does not currently have a policy requiring the combination or separation of leadership roles and believes that its flexible approach to leadership has allowed the Board to put into place the most effective governance structure for the Corporation at any given time. The Board believes that, in light of Mr. Mesher’s extensive industry experience and vision, which have guided the Corporation through a period of significant growth, combining the roles of Chairman of the Board and CEO is currently in the best interests of the Corporation. The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of Management. In particular, Dr. Watt, an independent director, acts as Lead Director and is responsible for, among other things, providing leadership to ensure that the Board functions independently of Management and non-independent directors and calling, where necessary, the holding of special meetings of the Board, non-Management directors or independent directors. The directors also hold in camera sessions of the independent directors at the conclusion of meetings of the Board and its committees, at which Management and non-independent directors are not present. Five in camera meetings were held at Board meetings in fiscal 2013, and two additional in camera meetings were held at a Board meeting in the first three months of fiscal 2014.

Currently, the following directors serve on the boards of other public companies, as listed below:

Director	Public Company Board Membership
David I. Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Eric Demirian	Enghouse Systems Ltd. (TSX:ESL) Imax Corporation (NYSE:IMAX, TSX:IMX)
Arthur Mesher	QHR Technologies Inc. (TSX:QHR)

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by applicable directors and committee members to ensure the Board Mandate is fulfilled. The Board and its committees held the following number of meetings since January 31, 2012:

	Year ended January 31, 2013	February 1, 2013 – May 1, 2013	Total
Board of Directors	6	2	8
Audit Committee	5	1	6
Compensation Committee	10	2	12
Corporate Governance Committee	6	2	8
Nominating Committee	2	1	3

The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
David Anderson	7 of 8	15 of 15
David I. Beatson1	8 of 8	20 of 20
Eric Demirian	8 of 8	14 of 14
Christopher Hewat	8 of 8	8 of 8
Arthur Mesher	8 of 8	0 of 0
John J. Walker2	8 of 8	7 of 7
Stephen Watt	8 of 8	23 of 23
(1) David I. Beatson served on the Nominating Committee until May 31, 2012.
(2) John J. Walker was appointed to the Nominating Committee on May 31, 2012.

Mandate of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “B”.

The Board Mandate, among other things, describes the Board’s responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board will provide regular oversight of the Corporation’s risk management practices and monitor Management’s reports regarding the assessment, management and monitoring of key risks affecting the Corporation and the Corporation’s risk management/monitoring systems. Also, the Board Mandate provides that, with the assistance of the Audit Committee, the Board will review the factors identified by Management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by Management to manage these factors. The Board Mandate also provides that the Board will, with the assistance of the Audit Committee, review the internal financial, non-financial and business control and information systems that have been established by Management and review the standards of corporate conduct that Management is applying to those controls.

Consistent with the Board Mandate, in March 2013 the Corporation adopted a risk management policy (the “Risk Management Policy”) that establishes principles to guide Management’s implementation and operation of the Corporation’s risk management program, which are based on the International Standards Organization’s ISO 31000:2009, Risk management – Principles and guidelines. The Risk Management Policy also establishes a framework for risk management (the “Risk Management Framework”) that includes risk identification, risk assessment/measurement, risk response and control activities, risk reporting and communication, risk monitoring and risk reduction/mitigation.

Each fiscal quarter, Management reports directly to the Board and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including regulatory changes, litigation, changes in customer relationships, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in the “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. Management also reports to the Audit Committee on an ongoing basis on Management’s risk management activities consistent with the Risk Management Framework. In addition, on an ongoing basis the Board and Management consider short- and long-term risks in developing the Corporation’s strategic plans. Where new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee and Audit Committee review the Corporation’s Risk Management Policy and Risk Management Framework to assist the Board in evaluating the framework’s effectiveness.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management. See “Compensation – Compensation Discussion and Analysis – Compensation-related Risks”.

The Board reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Committee Charters and Position Descriptions

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Nominating Committee. As of April 30, 2013, the following directors serve on the following committees in the following roles:

Director	Audit	Compensation	Corporate Governance	Nominating
David Anderson		Chair		Member
David Beatson	Member	Member
Eric Demirian	Chair		Member
Chris Hewat			Member
John Walker	Member			Member
Stephen Watt		Member	Chair	Chair

The Board has adopted a written charter for each of these committees. Each committee charter includes a description of the role of the chairman of that committee. A description of each committee charter, the committee membership and each committee’s activities in fiscal 2013 is included below in this “Statement of Corporate Governance Practices” section. The committee charters are also available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation

From time to time, the Board may appoint ad hoc committees to assist it in specific matters. Where such ad hoc committees are established, the Board delegates a specific mandate to such ad hoc committee.

The Board has adopted a written position description for each of the roles of the Chairman of the Board, the Lead Director and the CEO. The Chairman of the Board’s role is described as, with the Lead Director, facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under the Board Mandate. The Chairman of the Board’s functions and responsibilities include Board management and reviewing Management’s strategic initiatives. The Lead Director’s role includes facilitating the functioning of the Board independently of Management and providing independent leadership to the Board. The CEO’s role includes having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The position descriptions of the Chairman of the Board, the Lead Director and the CEO are available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

Ethical Business Conduct

The Board has adopted the Code applicable to the Corporation’s directors and employees. A copy of the Code is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s legal counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The Corporation’s legal counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing are reviewed and forwarded to the Audit Committee.

In addition, the Board has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code or applicable laws; and the receipt, retention and treatment of such concerns. The Board and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Employees have also been advised that concerns relating to compliance with the Code may also be raised to an independent director by way of the Lead Director. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering transactions or agreements in which a director or officer has a material interest, such transactions or agreements are considered and, if deemed advisable, approved by the independent directors not having an interest in such transaction or agreement.

Audit Committee

The Audit Committee is comprised of Eric Demirian (Chair), David I. Beatson and John J. Walker. Each member of the Audit Committee is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of NASDAQ and U.S. federal securities laws. Item 7.2 of the Corporation’s Annual Information Form dated April 30, 2013, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee. The Board of Directors has also determined that Eric Demirian and John J. Walker are each an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; reviewing and approving the Audit Committee charter; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2013, the Audit Committee’s activities included the following:

Fiscal 2013 Audited Consolidated Financial Statements

•	Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements, and the notes and management’s discussion and analysis thereon;

•
Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the U.S., including the confirmation of the independent auditor’s independence;

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the U.S.; and

•	Recommended to the Board that the Corporation’s fiscal 2013 audited consolidated financial statements be approved.

Independent Auditor

•
Reviewed the qualifications, performance and independence of the independent auditor, recommended reappointment of the independent auditor for shareholders’ approval, and approved the compensation of the independent auditor;

•
Reviewed the independence and qualifications of the independent auditor and lead partners of the independent auditors, based on the independent auditor’s disclosure of its relationship with the Corporation;

•	Approved audit and permitted non-audit services to be performed by the independent auditor;

•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting

•	Reviewed any significant changes to applicable accounting principles and practices;

•
Reviewed with Management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements and the notes and management’s discussion and analysis thereon;

•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements;

•	Reviewed and approved the engagement of tax advisors in connection with the Corporation’s accounting for income taxes;

•	Reviewed the certification process for annual and interim filings with the CEO and CFO; and

•	Reviewed and considered the Corporation’s fraud prevention and detection program.

Compliance

•	Reviewed the Corporation’s legal counsel’s reports on legal matters that may have a material impact on the Corporation;

•	Reviewed and amended the Corporation’s investment policy;

•	Reviewed and approved the Audit Committee’s charter;

•
Reviewed Management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures, including the Corporation’s implementation of a new enterprise resource planning system

•	Reviewed and approved the Risk Management Policy and reviewed Management’s establishment and Maintenance of the Risk Management Framework; and

•	Reviewed the results of the audit committee hotline program.

Compensation Committee

The Compensation Committee is comprised of David Anderson (Chair), David I. Beatson and Stephen Watt.  The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com, and are described in the section “Compensation – Compensation Committee” included earlier in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Stephen Watt (Chair), Eric Demirian and Chris Hewat. Each of Mr. Demirian and Dr. Watt is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. In fiscal 2013, the Corporate Governance Committee’s activities included the following:

•	Reviewed and recommended for Board approval the Corporation’s corporate governance framework;

•	Periodically reviewed the Corporation’s corporate governance activities and reporting to the Board on these activities at quarterly Board meetings;

•	Reviewed and recommended for Board approval the amendments to the Corporation’s by-laws included in this Circular;

•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;

•	Reviewed the Risk Management Policy and Risk Management Framework for Board oversight of the Corporation’s risk management activities;

•
Reviewed the Corporation’s governing documents and recommended for Board approval amendments to the Corporation’s Board Mandate, Audit Committee charter, Compensation Committee charter, Corporate Governance Committee charter, Nominating Committee charter, Chairman of the Board role description, Lead Director role description, and CEO role description;

•	Reviewed the Code and recommended for Board re-approval;

•	Reviewed and recommended for Board approval the establishment of the Management Equity Ownership Policy;

•	Reviewed and recommended for Board approval amendment of the Director Equity Ownership Policy;

•	Reviewed the Corporation’s director orientation program;

•	Reviewed the Corporation’s director compensation structure and training reimbursement policy and recommended for Board approval certain amendments;

•	Reviewed the Corporation’s Insider Trading Policy and recommended for Board approval certain amendments;

•	Reviewed the Corporation’s directors’ and officers’ liability insurance program and recommended to Management that certain enhancements to the program be made;

•
Recommended that the Board of Directors resolve that any Director or Named Executive Officer that seeks to specifically pledge securities of the Corporation held, directly or indirectly, by the Director or Named Executive Officer should first consult with the Corporation’s insider trading policy administrator with a view to determining whether or not that proposed pledge would reasonably be expected to cause that Director or Named Executive Officer to no longer hold a meaningful aggregate equity ownership interest in the Corporation;

•	Conducted an assessment of the performance of the Board, the individual directors and each Board committee against their respective mandates;

•	Evaluated each director against independence criteria applicable to the Corporation;

•
Reviewed, and recommended for Board approval, the Corporation’s emergency preparedness plan, which, among other things, identifies interim successors for key Management roles in the event of an unexpected vacancy of the role (the “Emergency Preparedness Plan”); and

•	Reviewed, together with the Nominating Committee and the Compensation Committee, the CEO’s recommendations for Management succession and development plans.

Nominating Committee

The Nominating Committee is comprised of Dr. Stephen Watt (Chair), David Anderson and John J. Walker. Mr. Beatson served on the Nominating Committee until May 31, 2012, at which time he was replaced by Mr. Walker. Each of the members of the Nominating Committee was during fiscal 2013, and is, an independent director. The responsibilities, powers and operation of the Nominating Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board and to succeed the Lead Director. To identify new candidates to serve on the Board, the Nominating Committee:

•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity;

•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board of Directors;

•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition;

•	Considers the experience and expertise of the independent members of the Board of Directors with a view to identification of a suitable potential successor for the Lead Director role; and

•
Maintains a list of suitable candidates for the Board who the Nominating Committee believes meet the identified criteria and whose skills and characteristics complement the existing mix of directors. Potential candidates are approached by the Chair of the Nominating Committee. Candidates meet with the members of the Nominating Committee, the Lead Director, the CEO and Chairman of the Board and members of Management and other directors prior to nomination or appointment to review expected contributions and commitment requirements, and enable the Board to assess their ability to meet those expectations and requirements.

In fiscal 2013, the Nominating Committee’s activities included the following:

•	Reviewed the composition of the Board’s committees and recommended to the Board the proposed composition of the Board’s committees; and

•
Recruited candidates for appointment to the Board, including by canvassing Board members for input on individuals considered to have the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors.

Majority Election of Directors Policy

The Board has adopted the Majority Voting Policy whereby any nominee for election to the Board in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld than voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will promptly consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. In considering a tendered resignation, the Corporate Governance Committee considers all factors it deems relevant to the best interests of the Corporation, including without limitation (i) any stated reasons why shareholders withheld their vote with respect to the subject director; (ii) what the Corporate Governance Committee believes to be the underlying reasons for the majority withhold vote, including whether these reasons relate to the incumbent director’s performance as a director, whether these reasons relate to the Corporation or another company, and whether these reasons are curable and alternatives for effecting any cure; (iii) the percentage of outstanding shares represented by votes cast and withheld from voting on the election of the subject director; (iv) the tenure and qualifications of the director; (v) the director's past and expected future contributions to the Corporation; (vi) the other policies of the Corporation; (vii) the overall composition of the Board of Directors, including whether accepting the resignation would cause the Company to fail to meet any applicable securities laws and rules of federal and provincial securities commissions, the TSX and NASDAQ; and (viii) whether the resignation of the director could result in the triggering of change of control or similar provisions under any contract by which the Corporation is bound or any benefit plan of the Corporation and, if so, the potential impact thereof.

The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the Corporate Governance Committee’s recommendation. Following the Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee or Board deliberations on the resignation offer.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned by the Board to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. When a new director joins the Board, the new director’s orientation program takes into account the new director’s background and skills as well as his/her intended committee involvement. The orientation program is designed to introduce the new director to the business and to the Corporation’s expectations of directors. New directors have the opportunity to meet with the Chairman of the Board, the Lead Director, the CEO, the CFO and/or the Corporation’s legal counsel, in addition to other senior members of Management. The Corporation’s legal counsel also reviews with each new member: (i) certain information regarding the Corporation, including the role of the Board and its committees and the Corporation’s corporate history; (ii) certain key documents of the Corporation, including the Code, the Corporation’s Corporate Governance Framework, Insider Trading Policy, Risk Management Policy, Board Mandate, committee charters and position descriptions; and (iii) the legal obligations of a director of the Corporation. The Corporation’s legal counsel includes the Lead Director in this orientation process to assist independent directors with enquiries and information relating to such independent director’s role on the Board. The Corporate Governance Committee reviews the Corporation’s orientation programs on an annual basis.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. In addition to external continuing education sessions attended by Board members, director education sessions, which are presented by Management or external consultants, are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend the Board’s knowledge of the Corporation and its operations. Sessions conducted for the Board in fiscal 2013 included sessions on the following:

•	The Corporation’s telematics and tachograph compliance business;
•	The Corporation’s transportation management business;
•	The Corporation’s freight forwarder and customs broker business; and
•	Compensation trends and disclosure requirements.

In addition, individual Board committees schedule education sessions with third party consultants that have been retained by such committees in connection with such committees’ fulfillment of their individual committee mandates. Each member of the Board is also eligible for reimbursement of up to $3,000 per fiscal year (Lead Director, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. The Board encourages individual directors to enroll in such programs and advise the Corporate Secretary of the programs they have participated in.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The results of the evaluations are summarized and presented to the full Board. In addition, the Chairman of the Corporate Governance Committee or another designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s aggregate peer evaluation results.

Succession Planning

The Corporation’s succession planning includes the identification and consideration of suitable short- and long-term candidates to hold the applicable role, including the CEO, on both an interim and permanent basis. Candidates are considered based on various factors, including executive experience, market and industry expertise, geographic location, familiarity with the Corporation’s business and customers and past successes in achieving particular corporate goals. Where interim successors are identified, they are also included within the Corporation’s Emergency Preparedness Plan.

Oversight of the Corporation’s succession planning is a shared responsibility between the Nominating Committee and Compensation Committee, with each committee being comprised entirely of independent directors. The Compensation Committee is responsible for overseeing the Corporation’s succession planning for the CEO role, as well the Chairman of the Board role. The Compensation Committee also reviews the recommendations of the CEO for the succession plans for other members of Management. The Nominating Committee is responsible for overseeing the Corporation’s succession planning for the Lead Director role.

Any considerations or recommendations of the Nominating Committee or Compensation Committee, as applicable, in respect of succession planning are presented to the Board for consideration at a session without Management present.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2013 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and related Management’s Discussion & Analysis. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 202358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 30, 2014.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of April 30, 2013.

J. Scott Pagan
Chief Corporate Officer and Corporate Secretary

SCHEDULE “A”

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

 The term "Adjusted EBITDA" refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

 Management considers acquisition-related and restructuring activities to be outside the scope of Descartes' ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eleven acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

A-1

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY13, Q3FY13, Q2FY13 and Q1FY13, which we believe are the most directly comparable GAAP measures (unaudited; dollar amounts, other than per share amounts, in millions).

	Q4FY13	Q3FY13	Q2FY13	Q1FY13
Net income, as reported on Consolidated Statements of Operations	7.8	3.1	2.5	2.6
Adjustments to reconcile to Adjusted EBITDA:
Income tax (recovery) expense	(3.6)	1.6	1.4	1.8
Depreciation expense	1.1	0.7	0.6	0.6
Amortization of intangible assets	4.0	3.7	3.4	3.1
Amortization of deferred compensation, stock-based compensation and related fees and taxes	0.5	0.6	0.3	0.2
Acquisition-related expenses	0.3	-	0.7	0.4
Restructuring charges	0.2	0.2	0.4	-
Adjusted EBITDA	10.3	9.9	9.3	8.7

Weighted average diluted shares outstanding (thousands)	63,910	63,793	63,869	63,836
Diluted earnings per share	0.12	0.05	0.04	0.04
Adjusted EBITDA per diluted share	0.16	0.16	0.15	0.14

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for the year ended January 31, 2013 and 2012, which we believe are the most directly comparable GAAP measures (unaudited; dollar amounts, other than per share amounts, in millions).

	FY13	FY12
Net income, as reported on Consolidated Statements of Operations	16.0	12.0
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	(0.2)
Income tax expense	1.2	3.4
Depreciation expense	2.9	2.5
Amortization of intangible assets	14.2	12.0
Amortization of deferred compensation, stock-based compensation and related fees and taxes	1.5	1.2
Acquisition-related expenses	1.4	1.6
Restructuring charges	1.0	0.5
Adjusted EBITDA	38.2	33.0

Weighted average diluted shares outstanding (thousands)	63,860	63,400
Diluted earnings per share	0.25	0.19
Adjusted EBITDA per diluted share	0.60	0.52
Adjusted EBITDA per diluted share growth %	15%

A-2

SCHEDULE “B”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS
1. PURPOSE
1.
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of The Descartes Systems Group Inc. (the “Company”). The Board, directly and through its committees, the Chairman of the Board and Lead Director, as applicable, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS
1.
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence - The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors - The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Chair of the Board / Lead Director – The Chairman of the Board shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under this mandate. If the Chairman of the Board is not independent, then the independent directors shall select from among their number a director who will act as a “Lead Director” and who will facilitate the functioning of the Board independently of management and provide independent leadership to the Board.

5.
Directors’ Responsibilities – Each director is expected to use his or her best efforts to attend all meetings of the Board and any committee of which he or she is a member. Each director is expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meeting. Each director shall declare his or her interest, and abstain from voting on, matters in which the director has an interest.

6.
Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

7.
In Camera Sessions - The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which management is not present. The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which non-independent directors are not present.

3. FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

1.	Strategic Planning

a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans - The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring - At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management

a.
General – The Board shall provide regular oversight of the Company’s enterprise risk management practices. The Board shall monitor management’s reports regarding the assessment, management and monitoring of key risks affecting the Company and the Company’s risk management/monitoring systems.

b.
Risk Factors - The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

c.
Review of Controls - The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management

a.	General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review - At least annually, the Board shall, with the assistance of the Nominating Committee and the Corporate Governance Committee, as applicable, review the Lead Director, Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Governing Documents – At least annually, the Board shall, review and assess any comments or recommendations of the Corporate Governance Committee in respect of the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters and role descriptions for the Board, each Board committee, the Chief Executive Officer, the Chairman of the Board and the Lead Director and their compliance with Applicable Requirements. At least annually, the Board shall review and assess any comments or recommendations of the Audit Committee on the adequacy of the Company’s audit committee charter.

c.
Director Independence - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

d.
Ethics Reporting- At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information

a.
General - At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications

a.
General – The Board shall adopt and, at least annually, shall review the Company’s overall communications policy, including measures for communicating with and receiving feedback from the Company’s stakeholders.

b.
Disclosure - At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board

a.
Board Committees - The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Delegation to Committees - The Board has delegated for approval or review the matters set out in each Board committee's mandate to that committee.
c.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
d.
Board/Committee Communication - To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

8.	Auditors

a.	In conjunction with the Audit Committee, the Board shall review and, if advisable, select and recommend for shareholder approval the appointment of the auditors.

4. DIRECTOR ORIENTATION AND EVALUATION

1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.
2.
At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors, including the specific performance assessment findings of the Corporate Governance Committee and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE
This mandate was last revised and approved by the Board on April 28, 2013.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-7037
e-mail: info@descartes.com

www.descartes.com